Turning Vision into Reality
A Landmark Year for Kos

03019328

AR/S
P.E.
12-31-02

0-22171
RECD S.E.C.
APR 2 - 2003
1086

PROCESSED
APR 04 2003
THOMSON
FINANCIAL

2002 Annual Report

Kos Pharmaceuticals, Inc.

The Quest to Pioneer Medicines for a Better Life

Mission Statement

Kos is committed to being a leading provider of specialty pharmaceuticals.

Our Company will improve human health and quality of life through our innovation in drug-delivery systems, product development and commercialization.

The Kos culture, rich in spirit, fosters peak performance for the benefit of patients, health-care practitioners, customers, shareholders and employees.

Kos Pharmaceuticals, Inc., named after the Greek island where Hippocrates founded the science of Medicine 2,500 years ago, set out on its own quest a little more than a decade ago to develop life saving, innovative cardiovascular therapies. Created with the pharmaceutical experience and the vision of its founders, Michael Jaharis, Daniel Bell and David Bova, and a $200 million financial commitment from Mr. Jaharis, Kos set out to help tackle the number one killer of men and women in America, heart disease. While these founders had a vision to improve health and the quality of life through innovative medicines, they knew they had to achieve this objective with fewer financial and human resources than big pharmaceutical companies.

Today, Kos has accomplished this goal through the development of two pioneering therapies for cardiovascular disease. With a unique business strategy that is centered on developing medicines that have high probability of regulatory approval and low development expenses, Kos is providing lifesaving drugs for patients faster and at lower cost. With locations in Florida, New Jersey and North Carolina and a high-quality national cardiovascular sales force, Kos is a fully integrated specialty pharmaceutical company engaged in developing, manufacturing, and marketing proprietary prescription products for the treatment of chronic diseases. Kos currently markets *Niaspan*® (niacin extended-release tablets) and *Advicor*™ (niacin extended-release/lovastatin tablets), two internally developed products for the treatment of multiple lipid disorders. The vision set forth at the onset of the Company *has* turned into a reality...Kos truly is *pioneering medicines for a better life.*

Vision

To help tackle the number one killer of men and woman in America, heart disease, by creating medicines that are safer and more efficacious

Promise

To improve human health and quality of life through innovation in drug-delivery systems, product development and commercialization

Strategy

To develop medicines that have high probability of regulatory approval and low development expenses thereby providing lifesaving drugs for patients faster and at lower cost

Reality

Kos is a fully integrated specialty pharmaceutical company that has developed two pioneering therapies for cardiovascular disease. We manufacture and market Niaspan and Advicor, two internally developed products for the treatment of multiple cholesterol disorders.

Results

As a result of the success of our cholesterol franchise, in 2002 our revenue grew by an impressive 89 percent to a record $173 million. We reported a first-ever operating profit and net income on a quarterly basis–one year ahead of expectations, and we generated cash from operations for the first time in Kos' history.

Future

We will continue to leverage our expertise in research and development to provide a future stream of products, while increasing our sales force in order to grow the market share of our existing portfolio of outstanding therapies.



Delivering Results...

A Landmark Year for Kos



Daniel M. Bell
Chairman of the Board

Adrian Adams
President and Chief Executive Officer

Dear Shareholders:

Fiscal 2002 was a historic year for Kos Pharmaceuticals, both in financial terms and in strategic accomplishments. Not only did we deliver on every promise we made at the beginning of the year, but we achieved each goal on or ahead of schedule. We continued to improve our operating performance, while setting new records for revenue and prescriptions in each quarter. Our revenue grew by an impressive 89 percent to a record $173 million, we reported a first-ever operating profit and net income in the fourth quarter—one year ahead of expectations—and we generated cash from operations for the first time in the Company's history. Gross sales of our portfolio more than doubled during the course of the year and we achieved record market share for our

Annual Financial Results

Revenue
(in millions)



$173
89%
$91
52%
$60
67%
$36
177%
$13
'98
'99
'00
'01
'02

Our revenue grew by an impressive 89 percent to a record $173 million.

cholesterol franchise. We entered 2003 as excited as ever about our capabilities, our business and our ability to further enhance our financial results.

And, even with the sizable investments we made in the sales force, and in launching *Advicor*, the first-ever approved dual component cholesterol therapy, Kos continued to be successful in controlling budgeted operating expenses for the sixth consecutive year. Consequently, we comfortably exceeded our financial targets. We reported a

We exited the year with $65.6 million in cash and available credit, and actually generated $24 million in cash from operations in the last six months of the year, while also reducing our debt by $21 million for the year.

net loss of $21 million or $1.01 per share, with a substantial sequential improvement in each quarter, reaching full profitability in the fourth quarter. We exited the year with $65.6 million in cash and available credit, and actually generated about $24 million in cash from operations in the last six months of the year, while also reducing our debt by $21 million for the year.

We attribute Kos' significant success in 2002 to: 1) the quality of our innovative and highly differentiated products that treat cholesterol abnormalities and improve human life, 2) the huge and growing cardiovascular market opportunity for our products, 3) our leadership in targeted cardiovascular research, and 4) our extremely talented and dedicated team. All of these attributes should auger for continued strong performance for our Company.

In addition to our strong financial results, Kos achieved many other milestones last year. We executed a successful contract sales agreement that almost doubled our sales force to about 450 full-time sales reps. *Advicor*'s launch was one of the most successful launches among recently launched cholesterol drugs, and *Niaspan* sales, rather than suffering, actually benefited from *Advicor*'s launch. We submitted three Supplemental New Drug Applications for *Niaspan*; one for combination therapy that was approved this year, the others for reducing the risk of stroke and for dyslipidemia in patients with type 2 diabetes. We received our third patent for *Niaspan* and submitted the application for approval to market *Advicor* in Europe. We fortified our Research and Development pipeline with the addition of three New Drug Application (NDA) cardiovascular products to be internally developed, all with high probability of reaching market and significant sales potential. Finally, we secured a $61 million licensing agreement with Merck KGaA to market both our products internationally, and we extended the availability of Kos' original $30 million credit facility until 2008. What a year!!

Our unique business model and strategy, put in place at the inception of the Company, is working. In just over a decade, Kos has emerged as a pioneer in developing innovative therapies to treat heart disease, still the number one killer in America and a disease that affects all ages, genders and races. Our results indicate that we are continuing to succeed in raising medical awareness to treat beyond LDL ("bad") cholesterol and to recognize the need to treat other lipid parameters such as HDL ("good") cholesterol, triglycerides and the emerging risk factor, lipoprotein (a). As a matter of fact, we are one of the first, if not THE FIRST company to elevate medical awareness with respect to treating the major lipid parameters. With

Not only did we deliver on every promise we made at the beginning of the year, but we achieved each goal on or ahead of schedule.


2002 Revenue
(in millions)
Advicor
Niaspan
$146
$30
$4
$33
$5
$38
$7
$45
$11
$27
1Q
2Q
3Q
4Q
Full Year

Niaspan, Kos is the first and only company to develop an FDA-approved, once-daily extended-release formulation of niacin for treating abnormal cholesterol levels. As an encore, *Advicor* is the first and only FDA-approved combination therapy for treating multiple lipid disorders. Only through such vision and innovation can a specialty pharmaceutical company like Kos compete in a world of large pharmaceutical and generic drug companies.

Among our physician universe, more than 80 percent of cardiologists and 60 percent of general practitioners have now recognized *Niaspan* as the drug of choice for its efficacy in raising HDL cholesterol. Net sales of *Niaspan* in 2002 grew to $146 million, an impressive 73 percent increase from 2001, and 3.5 million prescriptions were written last year. This is even more exceptional given the launch of *Advicor* and the potential for doctors to switch patients from *Niaspan* to *Advicor*. Our strong performance validates the fact that LDL cholesterol is not seen as the only factor to cause heart disease and that doctors are today examining more seriously the broad spectrum of lipid parameters in treating heart disease.

And, in the midst of all the noise created by pharmaceutical companies promoting cardiovascular therapies, *Advicor* is gaining in share of voice. *Advicor* sales were $27 million with its prescriptions exceeding 367,000 in only 11 months on the market. To put this launch in perspective, *Advicor* prescriptions exceeded that of the three most recently launched cholesterol products during the comparable launch periods despite the fact that these other products had far greater promotional resources.

With these superb results and achievements, one might ask why the stock price does not adequately reflect our major accomplishments this year. Although the stock price kept pace with the specialty pharmaceutical sector, we feel our Company is still under-appreciated by much of Wall Street. The overall bear market, particularly in our sector, combined with the news that Barr Laboratories, Inc. sought approval to market a generic *Niaspan*, triggering Kos to file several lawsuits, has adversely influenced investor sentiment in Kos for much of the year.

Notwithstanding these issues, investors responded positively in the fourth quarter on the powerful news of our international alliance with Merck KGaA and with the strong third quarter financial results. As we continue to deliver strong operating results in 2003 and beyond, we believe investors will respond accordingly. While we don't take the Barr case lightly, we feel our patents surrounding *Niaspan* and *Advicor* are valid and enforceable, and we continue to invest heavily in the brands. Specifically, we continue to invest in marketing and medical education campaigns to highlight the utility of *Niaspan* as well as in phase IV studies and the development of line extensions.

We believe a further validation of the potential of our products and the strength of our intellectual property is the international alliance we signed in October. We reached a major landmark in our quest to become a global pharmaceutical company when we signed a licensing agreement with Merck KGaA. The establishment of this $61 million deal provides Merck KGaA with exclusive international commercialization rights to *Niaspan* and *Advicor* outside North America and Japan. This agreement provides for upfront payments of $15 million and further payments based on certain regulatory and sales milestones. Kos also receives a 25 percent royalty which includes reimbursement for manufacturing of goods. Merck KGaA

We reported a first-ever operating profit and net income...one year ahead of expectations.

Strong P&L Leverage

2002 Quarterly Net (Loss)/Income (in millions)


$5
$0
$(5)
$(10)
$(15)
$6.1
$(0.3)
$(10.3)
$(16.2)
1Q
2Q
3Q
4Q

will conduct the phase IV studies and commercialization activity while Kos is responsible for the manufacture and supply of *Niaspan* and *Advicor*. Merck KGaA has a proven track record in over 100 countries, possessing broad experience and capabilities in the cardiovascular arena, and strong credibility. This alliance bolsters the long-term growth potential of both products, while fortifying our financial position near-term.

Our "visioneering" process, where we instituted "Best Practices" with a well-defined mission, vision and set of values, was successfully launched and permeated the entire organization by mid-year. Our entire team has embraced the components of "visioneering" with enthusiasm and ardor. We are a mission-driven Company, committed and zealous on all fronts to "pioneering medicines for a better life," and have a clear strategic roadmap for the future. This spirit will lead to Kos' emergence as a leading specialty pharmaceutical company focused on developing products that improve human health and quality of life.

We reached a major landmark in our quest to become a global pharmaceutical company when we signed a licensing agreement with Merck KGaA.

Kos' strong results this year were accomplished with the exceptional dedication, diligence and passion of our 675 talented and experienced employees. We are proud of our achievements and our people and are excited about our future. Kos has never been stronger, and looking ahead, we see the momentum only building. We will continue to leverage our expertise in research and development to provide a future stream of products, while increasing our sales force in order to grow the market share of our existing portfolio of outstanding therapies. We believe we have one of the best cardiovascular sales teams in the business and a seasoned management team with depth of industry knowledge and medical expertise that is leading some of the smartest and most driven employees found in the pharmaceutical industry. Lastly, our management and Board operate with the highest level of integrity, honesty and devotion.

In a year riddled with corporate scandal and unethical business behavior, we believe that we conduct ourselves and our business with the highest integrity and honesty. We have always been committed to high standards and will continually raise the bar in an attempt to improve, advance and deliver. We remain committed to enhancing long-term shareholder value, while operating with the highest of ethics.

Many thanks to our employees, customers, partners, the medical community, directors and shareholders for their continued confidence and support that contributes to turning our vision into reality.

D M Bell   Adrian Adams



3rd Patent received for *Niaspan*

Among our physician universe, more than 80 percent of cardiologists and 60 percent of general practitioners have now recognized *Niaspan* as the drug of choice for its potent effect in raising HDL.

A wise man should consider that health is the greatest of human blessings, and learn how by his own thought, to derive benefit from his illnesses.

Hippocrates

Defining the Vision
Kos Pharmaceuticals' Unique Value Proposition

Only through constant innovation and adherence to our strategy can a specialty pharmaceutical company like Kos compete in a world of large pharmaceutical companies. Throughout its short history, Kos has demonstrated that it is a creative, entrepreneurial and innovative company that has challenged old boundaries and is exploring new frontiers. Our principal product development strategy is to reformulate existing pharmaceutical products with large market potential to improve safety, efficacy and patient compliance. This strategy results in higher chance of success, high gross margins and faster time-to-market. An excellent example of this development strategy in action occurred with the development of *Advicor*, Kos' internally-developed combination therapy for the treatment of multiple lipid disorders. *Advicor* was developed in just 42 months and cost only about $60 million to bring to market, compared with an average of $800 million and 11 years to develop completely new drugs by big pharma. And, in its first 11 months on the market, *Advicor* sales were as robust as many other recently launched cholesterol drugs.

Kos is the first company to develop patient-friendly extended-release niacin that is highly effective in raising HDL and the first company to develop a combination therapy to treat multiple lipid disorders. And, we bring this same pioneering spirit to everything we do at Kos.

The Vision in Motion
Excellence in Product Commercialization

The newly formed International Center for Cholesterol Disorders estimated in a recent quarterly issue that nearly 320 million people worldwide should be receiving some form of drug therapy to treat multiple lipid disorders (dyslipidemia). In 2001, the National Cholesterol Education Program (NCEP), for the second time in five years, expanded the guidelines for treating cholesterol disorders, increasing the number of people who should be receiving drug therapy to more than 36 million Americans including adolescents, who represent the fastest growing segment of patients with cholesterol disorders. Moreover, only about 13 million Americans are taking such medications. Many of these patients have multiple lipid disorders such as depressed HDL cholesterol or high triglycerides, which can increase one's risk of a heart attack.

While several studies have demonstrated the benefits of LDL cholesterol reduction in decreasing coronary heart disease (CHD), abundant research has also revealed that low HDL, high triglycerides and high lipoprotein (a) levels are also significant risk factors in CHD. There is a growing trend to more aggressively treat this wider range of lipid disorders, because the majority of patients with CHD are unlikely to achieve their treatment goals with statin therapy alone. Patients with dyslipidemia often require combination drug therapy to achieve the lipid levels recommended by NCEP. This illustrates the remarkable growth potential for both *Niaspan* and *Advicor*. Interestingly, because *Niaspan* is differentiated from all other cholesterol medicines in that *Niaspan* is highly effective in raising HDL, it was the only drug mentioned in NCEP by brand name.

NIASPAN Sales Growth


Net Sales
(in millions)
$3
333% $13
162% $34
62% $55
53% $84
74% $146
'97
'98
'99
'00
'01
'02
Sales Force
(Average)
90
180
203
169
216
420

As a result, Kos has emerged as a significant player in cholesterol therapeutics for patients with heart disease. We recognized there were unmet cardiovascular needs, such as raising HDL cholesterol, that were overlooked by the market leaders. Kos is one of the first companies to elevate medical awareness on the need to treat beyond high LDL cholesterol to also focus on HDL, triglycerides and lipoprotein (a). More importantly, Kos is the first company to develop convenient extended-release niacin that is highly effective in raising HDL and the first company to develop a combination therapy to treat multiple lipid disorders. And, we bring this same pioneering spirit to everything we do at Kos.

Available since 1997, *Niaspan* is the only U.S. Food and Drug Administration (FDA) approved, once-daily extended-release formulation of niacin for the treatment of lipid disorders. In addition to being indicated to modulate LDL, HDL, and triglycerides, *Niaspan* is also the only formulation of niacin indicated for the secondary prevention of heart attacks and, in combination with a bile-acid binding resin, the only cholesterol therapy to slow progression and promote regression of coronary atherosclerosis in patients with high cholesterol.

Niacin has long been recognized as the most effective agent in raising HDL cholesterol. Kos' solid-dose drug delivery technology transformed niacin (a B-vitamin that for decades had been known to be an effective cholesterol medication at high doses but was limited by significant adverse side effects) into a highly effective therapy prescribed to millions of patients with multiple lipid disorders. *Niaspan* enables patients to experience the full benefits of niacin—increased HDL, decreased triglycerides—while reducing the frequency of flushing and liver enzyme elevations associated with over-the-counter versions. *Niaspan* is the ONLY once-daily drug that effectively and significantly raises HDL by up to 30%, while also reducing triglycerides by up to 35%.

In December 2001, and after only 42 months of development, Kos received FDA approval to market *Advicor*, the first and only combination therapy approved for treating multiple lipid disorders. *Advicor*, launched on January 28, 2002, combines *Niaspan* with lovastatin (the first marketed product in the class of cholesterol drugs known as statins) in a single tablet formulation. Statins are known to be the most effective class of lipid-modifying drugs for reducing LDL levels (lovastatin being the most time-tested), while niacin is a powerful agent available for increasing HDL. *Advicor* is a lipid-modifying agent that takes advantage of the different mechanisms of action of its two components. *Advicor* gives physicians a convenient option for the treatment of mixed dyslipidemia, and is the first and only single tablet medication to modulate the major lipid parameters—LDL, HDL, triglycerides and lipoprotein (a). These four lipid parameters, when out of acceptable range, are all factors in cardiovascular disease. Lipoprotein (a), better known as Lp(a), is an atherogenic molecule similar to the LDL molecule and is known as the "really bad cholesterol." Studies have revealed that there is a strong correlation between high levels of Lp(a) and coronary heart disease.

Event Reduction with Niacin Treatment


Glucose mg/dl
Normal 95–104
(Diabetic) Elevated +126
Relative Risk Reduction
-26%
-56%

56% Reduction in Events vs. Placebo

Source: CDP; AHA Nov., 2002

The life which is unexamined is not worth living.
— Plato

Discovering New Levels of Success

Connection to Our Customers

The significant success of both our products is an indication of our strong sales organization as well as the increasing acceptance by the medical community of the importance of treating multiple lipid disorders in fighting heart disease.

The HDL-Atherosclerosis Treatment Study (HATS) (*New England Journal of Medicine*, August 2001), demonstrated how powerful lipid changes in cholesterol components beyond LDL cholesterol are in reducing the risk of coronary events. Specifically, the HATS study showed that the addition of niacin to statin therapy dramatically reduced coronary events by 90%. In contrast, studies with statin monotherapy have consistently shown cardiac events reduced by about 35%. These kinds of independently generated data help build the scientific rationale for the combination of niacin and statin therapy to treat multiple lipid disorders.

Now recognized by physicians as the drug of choice for raising HDL, more than nine million prescriptions have been written for *Niaspan* since launch and there is still significant untapped potential, particularly in patients with diabetes. In 2002, Kos submitted a Supplemental New Drug Application (sNDA), to the FDA for *Niaspan* to expand the current label to include the treatment of dyslipidemia in patients with type 2 diabetes. Although many diabetics possess low levels of HDL and elevated triglycerides, which increases the risk of succumbing to a coronary event, niacin has not been widely used in this population because of concerns that niacin treatment results in increases in blood sugar levels.

But, according to the ADVENT study, published in the July 22, 2002, issue of the *Archives of Internal Medicine*, *Niaspan*, alone or in combination with a statin, significantly improved lipid profiles in patients with type 2 diabetes and had minimal impact on blood sugar levels. The study, the largest of its kind ever conducted with niacin, highlights the therapeutic utility of *Niaspan* in managing lipid abnormalities in a patient population with a disproportionately high risk of cardiovascular disease.

Kos also submitted a sNDA to the FDA for *Niaspan* to expand the current label to include reducing the risk of stroke or transient ischemic attack (TIA: sometimes referred to as 'ministrokes') in patients with a previous heart attack and elevated cholesterol levels. The sNDA for *Niaspan* is based on results from the landmark Coronary Drug Project, a double-blind, placebo-controlled, long-term secondary prevention study. This morbidity/mortality study, sponsored by the National Heart, Lung, and Blood Institute of the National Institutes of Health, showed that people taking niacin had significantly fewer strokes and TIAs compared with patients taking the placebo.

Advicor™
NIACIN EXTENDED-RELEASE/
LOVASTATIN TABLETS

Furthermore, a new analysis of the Coronary Drug Project (CDP), presented at last November's 75th Scientific Sessions of the American Heart Association (AHA), demonstrated for the first time that niacin decreases the risk of recurrent heart attack and death in patients with cholesterol disorders who have normal, mildly elevated, or significantly elevated blood sugars. Moreover, the event reduction in diabetics was

Healing is a matter of time, but it is sometimes also a matter of opportunity.
Hippocrates

nearly twice as great as the event reduction in non-diabetic patients—indicating again that niacin therapy is an important alternative for physicians to use with their diabetic patients to reduce the risk of succumbing to a coronary event.

All these findings add to the growing body of evidence that *Niaspan* effectively raises HDL cholesterol, a significant factor in reducing heart disease and death.

A number of critical studies not only support the importance of raising HDL levels as perhaps the critical factor in the successful treatment of coronary heart disease,

ADVOCATE Study Results

	Advicor 1,000mg/40mg	Lipitor 20mg	Zocor 20mg
LDL-C†	-42%*	-45%	-35%
HDL-C†	+19%**	+4%	+8%
HDL_2†	+118%**	+24%	+43%
TGs†	-36%**	-30%	-15%
Lp(a)†	-20%**	+2%	-1%

*$p \le 0.05$ vs. Zocor
**$p \le 0.05$ vs. Lipitor and Zocor
†LDL-C, HDL-C and HDL_2 expressed as mean values, TGs and Lp(a) expressed as median values

but substantiate the importance of niacin, in combination with a statin, as a potent therapy to simultaneously increase HDL, while reducing LDL, triglycerides and Lp(a). In the ***Advicor* Versus Other Cholesterol-modifying Agents Trial Evaluation** (ADVOCATE) study presented at the *American College of Cardiology* meeting in March 2002, and published in the March 15, 2003 issue of *American Journal of Cardiology*, *Advicor* was shown to lower LDL on a level comparable to typical starting doses of Lipitor and more than Zocor, but raised HDL and lowered triglycerides and Lp(a) substantially more than either Zocor or Lipitor.

Advicor is the first and only combination lipid modifying agent on the market. In its convenient, once-daily dosing, this combination product beneficially affects the broad lipid spectrum, and represents a significant addition to a physician's armamentarium for treating dyslipidemia.

Kos has worked especially hard to leverage its scientific and marketing talents and innovative strategy to create and commercialize *Niaspan* and *Advicor*—therapeutic products that are changing the treatment paradigm for cardiovascular disease. We are also pushing the boundaries in medical education by creating a new awareness among physicians of the urgent need to treat a wider range of lipid disorders than in the past. Kos is committed to enhancing patient education and thereby cardiovascular health by raising awareness of the risk of multiple lipid abnormalities and the treatment options available. The fact that our message is penetrating, evidenced by the new NCEP guidelines and various studies, is recognition of the tremendous time, talent and energy invested to pioneer medicines for a better life. With our stronger financial position, which in turn affords us the ability to increase the sales force, we will be able to leverage the scientific news and educational information through the 600 sales representatives we expect to have by the end of 2003.


3 sNDAs
filed in 2002
for Niaspan

In the ADVOCATE study published in the *American Journal of Cardiology* in March 2003, *Advicor* was shown to lower LDL on a level comparable with starting doses of Lipitor and more than Zocor, but raised HDL, and lowered triglycerides and Lp(a) substantially more than either Zocor or Lipitor.

KOS

Pioneering Medicines for a Better Life®

International Alliance

October 2002

MERCK

The Next Frontier

Aggressive Business Development and Licensing

An important component of our strategy for strong, sustainable financial growth is to build beyond our current product portfolio by promoting and acquiring complementary products in the cardiovascular and metabolic disease areas. We will accomplish this through licensing, commercial alliances, and product or company acquisitions.

A major milestone achieved this year to expand our reach and fuel our growth was the formation of an alliance with Merck KGaA to market *Niaspan* and *Advicor* outside North America and Japan. Both products have been filed for approval in the United Kingdom, to be followed by other European countries via the mutual recognition procedure. Once approved, Merck KGaA can begin commercializing our products to a marketplace that represents significant opportunity in that it is estimated that in 2001, more than 81 million patients in Europe alone live with dyslipidemia. We chose Merck KGaA because of their proven sales and marketing expertise in the cardiovascular and metabolic arena and a strong presence in over 100 countries. Given the fact that the majority of the development costs of these two products are behind us, this alliance is an efficient and cost-effective way to leverage our sales and accelerate our revenue growth.

Exploring New Heights

Leadership in Targeted Research and Development

The strong operating results of 2002 have also enabled Kos to strengthen its research and development pipeline. The pipeline, which includes lifecycle management projects, multiple solid-dose and inhalation drug delivery projects, and sponsored research focusing on novel HDL regulators, will provide the engine for robust growth for the remainder of the decade. The lifecycle management projects consist of line extensions, such as a new 1000/40 mg single tablet strength of *Advicor*, and phase IV studies to support additional uses of *Niaspan* and *Advicor* through label enhancements. In 2002, we leveraged other phase IV studies, such as ADVENT, to support the submission of three sNDAs for *Niaspan*, one of which has already been approved. These lifecycle management initiatives will continue to fuel the growth of *Niaspan* and *Advicor* during the next five years both domestically and abroad as our products become available through our partnership with Merck KGaA.

The second major component of our pipeline is our solid-dose development projects, consisting of three New Drug Application (NDA) projects and a gastric retention drug delivery platform, which could yield a drug delivery platform that enables poorly absorbed drugs to be formulated and delivered more effectively. The three NDA projects are expected to produce new products after 2007 and all have sizable sales potential. The first product, KS 01-018, is expected to reach the market in 2007 and is a product for peripheral arterial disease, which is a disease that afflicts at least 8 million Americans with only one million currently treated. The disease is significantly under-treated because there are no highly effective products currently available. The second product, KS 01-019, is a dual component therapy for dyslipidemia that is expected to be more potent than *Advicor* with respect to lowering LDL cholesterol. Additionally, the potential for the product outside the United States is expected to be quite significant given that the statin component of the KS 01-019 has significant share of the current worldwide cholesterol market.

Knowledge must come through action; you can have no test which is not fanciful, save by trial.

Sophocles

The last product, KS 01-017, is a dual regulator of glucose and lipids that is expected to be equally potent to *Niaspan* in modulating multiple lipids, while also significantly reducing blood sugar levels on par with some widely utilized oral anti-diabetic medications. The market for such a product is enormous, as nearly 50 million American adults have been diagnosed with metabolic syndrome, which is characterized by low HDL cholesterol, high triglycerides and elevated blood sugar levels.

Longer term, we hope to perpetuate our premier position in HDL cholesterol through our sponsored research programs, which are principally focused on increasing apo A-1 production and on promoting reverse cholesterol transport. Both of these processes are thought to yield significant increases in the functional HDL cholesterol, which helps scavenge LDL or bad cholesterol. Many large pharmaceuticals companies have jumped on the bandwagon in focusing their research efforts on various targets for raising HDL therapy. This groundswell will help raise the awareness for treating HDL cholesterol disorders, which should benefit our cholesterol franchise because *Niaspan* and *Advicor* are the most effective, patient friendly drugs available for raising HDL cholesterol. Moreover, our leadership position should continue for the foreseeable future, as other competitive products are not expected to reach the market until 2006, if approved.

Also, this year the U.S. Patent and Trademark Office issued U.S. Patent No. 6,406,715 entitled "Intermediate Release Nicotinic Acid Compositions for Treating Hyperlipidemia Having Unique Urinary Metabolite Profiles." This is Kos' third patent for *Niaspan* and *Advicor*, and the new patent covers certain unique pharmacokinetic features of these two cholesterol drugs. Kos' *Niaspan* and *Advicor* optimize the rate and time of release of niacin to

Kos Pipeline

	Product	Indication	Preclinical	Formulation Development	Clinical Development	Filing	Projected Approval
Label Enhancements	*Niaspan + Lovastatin*	*Dyslipidema*					*2003*
	Niaspan	*Diabetic Dyslipidemia*					*2003*
	Niaspan	*Dyslipidemia/Stroke*					*2003*
New Dosage/ Forms	*Advicor 1000mg/40mg*	*Dyslipidemia*					*2006*
	Niaspan Low Flush	*Dyslipidemia*					*2007*
Solid Dose Products	*KS 01-018*	*PVD*					*2007*
	KS 01-019	*Dyslipidemia*					*2008*
	KS 01-017	*Diabetic Dyslipidemia*					*2009*
	KS 99-407	*Gastric Retention*					*2010*
Inhalation Platform	*KI 02 212*	*Diabetes*					*2010*
	KI 04 208	*Blood Disorders*					*2011*
Sponsored Research	*HDL Target & Candidate Drugs*	*Dyslipidemia*					
	CV Immune Modulators	*Cardiovascular*					

He who labors diligently need never despair; for all things are accomplished by diligence and labor.

Menander

significantly improve the safety and tolerability of such cholesterol therapy in dyslipidemic patients.

In 2002, we completed the phase IV **Impact of Medical Subspeciality on Patient Compliance to Treatment trial** (IMPACT), an *Advicor* compliance study with a focus on safety. This was the largest trial ever conducted by Kos and included 5,000 participants and 1,000 doctors. We also initiated two other phase IV studies for *Advicor* and *Niaspan*.

Kos Inhaled Insulin Study



Glucose Infusion Rate
9
6
3
0
Time (min)
0
60
120
180
240
300
360
420
480
Subcutanous Insulin (10 Units)
Kos Device dose 2
Kos Device dose 1
Kos Device dose 3

Meanwhile, we are continuing to make progress with the development of a new generation of inhalation delivery technologies for the treatment of respiratory diseases and diabetes. Kos continues to formulate several proteins and peptides, including recombinant insulin, for the delivery into the respiratory airways using Kos' patented formulation technology and its proprietary state of the art breath-activated metered dose-inhaler (MDI) device. Most compelling about Kos' insulin formulation is that it is excipient free (minimizing toxicity issues) and stable at room temperature. This coupled with its non-invasive, targeted, highly efficient and compact breath-activated device, potentially positions Kos' inhaled insulin product as a leader in terms of convenience to the patient (it need not be refrigerated) and simplicity of use (patient friendly). Proof of principle studies were successfully completed in humans in 2002 illustrating that the Kos product is bioavailable in the lungs (approximately 15%) and exhibits excellent dose-to-dose reproducibility. The latter are key end points in assessing the efficacy and safety of an inhaled insulin product. In line with Kos' spirit of fiscal responsibility, Kos has initiated a search for an appropriate strategic partner to leverage this technology in light of its successful proof of principle studies.

Last year, Kos fully integrated our formulation technology at our wholly-owned Aeropharm Technology, Inc. site in New Jersey with our IEP Pharmaceuticals, Inc. device subsidiary in North Carolina to focus our efforts on fully developing a cutting edge inhalation delivery platform. We are presently evaluating other macromolecules and specific inhalation steroids in the HFA-134a propellant systems to position this technology in preparation for the federally-mandated CFC phase-out of all ozone-depleting metered-dose inhalers in 2005. Kos has also fully developed a state of the art electronic counter for dose tracking of metered dose inhalers. In a continued effort to improve patient compliance, regulatory bodies have proposed that a counting mechanism be integrated into metered dose-inhalers. Kos is also continuing its efforts to develop a compact portable nebulizer earmarked for products requiring large dosages to be administered into the respiratory airways. In 2002, nine patents were issued to Kos supporting its unique formulation and device technology platforms.


Strong
Assembled for Launch

Our product development strategy includes a range of opportunities that could significantly contribute to the future growth of the Company.

Visioneering
Investment in People for Competitive Advantage

Kos instituted a new mission, vision and set of values earlier in the year to guide us in our quest to be one of the leading specialty pharmaceutical companies. The concept of "Visioneering" was introduced across the organization and had, at its heart, a core set of values to define behavior, shape our culture and motivate us...*focus on our people, focus on our customers, professional integrity, the spirit of innovation, peak performance and personal leadership.* We believe these values are the backbone for success in


Connection to Our Customers
Investment in People for Competitive Advantage
Excellence in Product Commercialization
Rapid & Sustainable Financial Growth
KOS

keeping pace with an ever-evolving and dynamic marketplace. Additionally, the outgrowth of this exercise resulted in the formation of our formal mission statement (see inside front cover) and the formation of our key strategic goals for our Company. Overall, we have articulated five strategic goals with the capstone goal of strong sustainable financial growth. The goals are framed such that if we can successfully execute the other five goals and drive our values, the goal of strong sustainable financial results will automatically become a reality.

There Are No Boundaries
Rapid and Sustainable Financial Growth

As we go forward, we will continue to unveil the impending growth possibilities that will propel Kos into position as a leading global specialty pharmaceutical company. We will leverage the potential of our existing two cholesterol therapies with line extensions and new indications. The newly formed alliance with Merck KGaA broadens our market opportunities by taking our cholesterol franchise global. Once approval for both products is secured in Europe, the Company will be able to extend its reach to millions more living with dyslipidemia across the world. While developing a strong international presence for our products, we will also expand in the long run beyond our current portfolio to a point where only one-third of our sales come from our current two products in the U.S. Our product development strategy includes a range of opportunities that could significantly contribute to the future growth of the Company. Kos is making substantial progress in the development of additional technologies to enrich its portfolio while constantly seeking licensing opportunities that are complementary to our franchise.

Our long-term financial vision goals are to become a Company with:

- $1 billion in sales
- Greater than 40 percent operating margins
- An investment of 10% of revenue in R&D
- One internally developed product commercialized per year
- Significantly increased shareholder value
- The distinction of being the "employer of choice," where Kos is the Company that others will want to recruit from...but no one can.

Since 1997, we have been offering potent therapy to benefit patients with heart disease and as a result many lives have been saved and enriched. No other company has such a significant HDL raising drug and multi-dimensional lipid modifying drug on the market. The Kos dream has become a reality and validates Kos decision to invest in its vision. Watch and see as we continue to unveil further potential while *pioneering medicines for a better life.*

Kos Pharmaceuticals, Inc.

Selected Consolidated Financial Data

The following consolidated selected financial data of the Company for the five years ended December 31, 2002, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

	Year Ended December 31,				
(in thousands, except per share data)	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS:					
Revenues, net	$ 172,693	$ 91,447	$ 60,174	$ 36,340	$ 13,038
Cost of sales	15,362	7,646	5,932	5,406	3,276
	157,331	83,801	54,242	30,934	9,762
Operating expenses:					
Research and development	43,981	30,974	26,459	25,619	29,144
Selling, general and administrative	130,145	83,587	56,831	56,843	61,519
Total operating expenses[1]	174,126	114,561	83,290	82,462	90,663
Loss from operations	(16,795)	(30,760)	(29,048)	(51,528)	(80,901)
Other:					
Interest income, net	160	242	323	169	1,793
Interest expense—related parties	(4,039)	(6,081)	(6,560)	(3,207)	(68)
Other income (expense)[1]	(142)	38,985	20	14	15
Net income (loss)	$ (20,816)	$ 2,386	$ (35,265)	$ (54,552)	$ (79,161)
Net income (loss) per share[2]:					
Basic	$ (1.01)	$ 0.12	$ (1.84)	$ (3.06)	$ (4.50)
Diluted	(1.01)	0.10	(1.84)	(3.06)	(4.50)
Weighted average common stock and common stock equivalents used in computing net income (loss) per share[2]:					
Basic	20,582,205	20,221,089	19,202,877	17,842,879	17,589,767
Diluted	20,582,205	22,798,632	19,202,877	17,842,879	17,589,767

	December 31,				
(in thousands)	2002	2001	2000	1999	1998
BALANCE SHEET:					
Cash and marketable securities	$ 19,572	$ 45,319	$ 6,125	$ 4,336	$ 4,879
Working capital (deficit)	(54,644)	27,160	(1,911)	(2,354)	(3,136)
Total assets	69,441	82,941	29,648	26,258	21,570
Total long-term debt[3]	34,025	95,082	72,000	62,089	9,239
Accumulated deficit[4]	(293,361)	(272,545)	(274,931)	(239,666)	(185,114)
Shareholders' deficit	(74,709)	(58,439)	(65,090)	(53,195)	(338)

(1) For 2001, includes the effect of a $45 million settlement payment received from Bristol-Myers Squibb Company, of which $6 million was recorded as reimbursement of operating expenses and $39 million as other income. See Note 2 of Notes to Consolidated Financial Statements for information concerning this settlement payment.

(2) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of net loss per share.

(3) For 2002, excludes $50 million of debt due to Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, as such debt matures on December 31, 2003.

(4) In connection with the transfer on June 30, 1996, of assets and liabilities from Kos Holdings, Inc. to the Company, net operating loss carryforwards amounting to approximately $51.0 million and related tax benefits, were not transferred to the Company. The Company can only utilize net operating loss carryforwards sustained subsequent to June 30, 1996 (amounting to $234 million as of December 31, 2002), to offset future taxable income, if any. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

General

A predecessor corporation to the Company was formed in July 1988 under the name of Kos Pharmaceuticals, Inc. principally to conduct research and development on new formulations of existing prescription pharmaceutical products. In June 1993, Aeropharm Technology, Inc. ("Aeropharm"), a then majority-owned subsidiary of the Company, was formed to conduct research and development activities on aerosolized products, dispensed in metered-dosed inhalers, for the treatment of respiratory diseases. During June 1996, this predecessor corporation acquired the outstanding minority interest in Aeropharm; changed its name to Kos Holdings, Inc. ("Holdings"); established the Company as a wholly-owned subsidiary under the name of Kos Pharmaceuticals, Inc.; and, effective as of June 30, 1996, transferred all of its existing assets, liabilities, and intellectual property, other than certain net operating loss carryforwards, to the Company. Accordingly, all references in this Annual Report to the Company's business include the business and operations of Holdings until June 30, 1996.

On March 12, 1997, the Company completed an initial public offering ("IPO") of its Common Stock. From inception through the IPO, the Company had not recorded any significant revenues; and the Company had funded its operations exclusively through equity contributions and a loan from its majority shareholder. Through December 31, 2002, the Company had accumulated a deficit from operations of approximately $293 million. In connection with the transfer of operations from Holdings to the Company on June 30, 1996, net operating loss carryforwards amounting to approximately $51.0 million and related tax benefits were retained by Holdings and not transferred to the Company. Consequently, the Company may utilize net operating losses sustained subsequent to June 30, 1996, amounting to approximately $234 million as of December 31, 2002, to offset future taxable net income, if any.

On July 28, 1997, the Company was granted clearance by the FDA to market its lead product, *Niaspan*. The Company began shipping *Niaspan* to wholesalers in mid-August 1997 and began detailing *Niaspan* to physicians in September 1997. On December 17, 2001, the Company received approval from the FDA to market its new *Niaspan*/lovastatin combination product, *Advicor*. The Company began marketing *Advicor* at the end of January 2002.

Results of Operations

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 to the consolidated financial statements. The Company believes that its most critical accounting policies include revenue recognition and the estimation of product returns, rebates and other allowances. The impact of these estimates on results of operations for the years ended December 31, 2002 and 2001, are described below. The Company's management periodically reviews these policies and estimates, the effect of which is reflected as a component of net revenue in the period in which the change is known. Such changes to these estimates have not been material to the Company's results of operations during the three-year period ended December 31, 2002.

Similar to most other pharmaceutical companies, Kos has at times been subject to significant "forward buy-in" from pharmaceutical wholesalers. "Forward buy-in" is a practice whereby pharmaceutical wholesalers, relying on their ability to predict manufacturer price increases, augment product purchases just prior to such anticipated increases, as a mechanism to bolster operating profits. Thus, depending on when a particular wholesaler's forecasting model predicts the possibility of a price increase, product demand by wholesalers during a given period may not correlate with prescription demand for such product in that period. As a result, the Company periodically evaluates the inventory position of its customers to determine whether increased risk of product return exists because abnormally high inventory levels of its products are present throughout the product distribution channel. If such abnormally high inventory levels are identified, the Company's policy is to not recognize the revenue and related expenses associated with the excess inventory held by customers until such return risk is mitigated. Accordingly, the Company did not recognize $11.1 million in net revenues and related expenses associated with product shipments made during the year ended December 31, 2002 and will not recognize such gross revenues and related expenses until the level of *Niaspan* and *Advicor* products warehoused by customers returns to normal levels.

A key variable used by the Company to assess the level of product return risk entails a determination of an appropriate or "normal" measurement of the inventory level throughout the product distribution channel, in terms of months-on-hand, necessary to meet normal demand for its products without an excessive risk of product return. As of December 31, 2002, the Company, based on the latest available market data and on its internal analysis, believes the appropriate industry level to be 1.9 months-on-hand, which is consistent with the Company's determination of appropriate inventory levels for periods prior to the December 31, 2002 year. If, however, the Company had utilized during the year ended December 31, 2002, a lower number of months-on-hand, to estimate whether increased risk of product return existed because abnormally high inventory levels of such products were present throughout the product distribution channel, reported net revenue for the year ended December 31, 2002 would have been reduced and the amount of net revenue that would not have been recognized would have increased.

Years Ended December 31, 2002 and 2001

The Company's reported revenue, including the effect of *Niaspan* and *Advicor* revenue not recognized during the period, increased to $172.7 million for the year ended December 31, 2002, from $91.4 million for 2001. This increase in revenue was mostly related to increases in prescription volume for the Company's *Niaspan* product during 2002 as compared to 2001, as well as to the market introduction, during late

January 2002, of the Company's *Advicor* product. More specifically, *Niaspan* and *Advicor* revenue for the years ended December 31, 2002 and 2001, were as follows:

	Year Ended December 31,	
(in millions)	2002	2001
Product shipments	$176.8	$87.4
Prior period product shipments recorded as revenue during period	7.0	3.8
Current period product shipments not recognized as revenue	(11.1)	(7.0)
Reported product sales	$172.7	$84.2

The increase in *Niaspan* and *Advicor* product sales during the year ended December 31, 2002, were partially offset by the absence, during the 2002 period, of $7.2 million in co-promotion revenue associated with the terms of a co-promotion agreement with Abbott Laboratories, Inc. ("Abbott"), for the promotion and marketing of Abbott's *Mavik* and *Tarka* products within the United States (the "Abbott Agreement"). Under the terms of the Abbott Agreement, the Company received an increasing percentage of revenue based on sales thresholds. Kos and Abbott agreed to terminate the Abbott Agreement effective January 1, 2002. Accordingly, revenue for the year ended December 31, 2002, does not reflect co-promotion revenue associated with the Abbott Agreement.

Gross profit (reported product sales less cost of product sold) for the year ended December 31, 2002, was $157.3 million, compared with $76.6 million for the 2001 period.

Through December 17, 2001, the Company was subject to an agreement with DuPont Pharmaceuticals Company ("DuPont") for the purpose of co-promoting the Company's *Advicor* product in the United States and Canada (the "DuPont Agreement"). Under the terms of the DuPont Agreement, the Company and DuPont would have shared in the future development and commercialization of the *Advicor* product. Specifically, DuPont had agreed (i) to make equity investments in the Company up to $30 million through the date of FDA approval of the *Advicor* product; (ii) to pay the Company $17.5 million in milestone payments upon FDA approval of the *Advicor* product; (iii) to fund up to $32.5 million for future clinical development of the *Advicor* product; and (iv) to share equally in the costs associated with promoting the *Advicor* product and share equally in product profits after deducting a royalty to the Company. On May 31, 2000, DuPont made a $20-million equity investment in the Company in exchange for 1,250,000 shares of the Company's Common Stock. On June 7, 2001, DuPont's parent company, E.I. du Pont Nemours, announced that it had entered into an agreement to sell DuPont to Bristol-Myers Squibb Company ("BMS") and on October 1, 2001, BMS completed its acquisition of DuPont. On December 17, 2001, the Company entered into an agreement with BMS pursuant to which the DuPont Agreement was terminated and BMS paid Kos $45 million (the "BMS Payment"). Of the total settlement received from BMS, approximately $6 million pertained to co-promotion expenses due and unpaid by DuPont prior to the termination of the DuPont Agreement. The remaining settlement amount, or approximately $39 million, was recorded as other income for the year ended December 31, 2001.

On January 28, 2002, following the termination of the DuPont Agreement, the Company began commercializing its *Advicor* product. Accordingly, results of operations for the year ended December 31, 2002, reflect the Company's significant efforts in connection with the commercial launch of this new product.

On October 23, 2002, the Company signed an exclusive international commercialization agreement with Merck KGaA ("Merck") to market the *Niaspan* and *Advicor* products outside the United States, Canada and Japan. Under terms of the agreement, Merck will provide Kos up to $61 million in licensing, milestone and reimbursement payments, including $15 million of upfront payments, of which $12.5 million are reimbursable by Kos if it fails to achieve certain regulatory milestones. The milestone payments are dependent on the achievement of certain regulatory approvals and sales thresholds. Kos will also receive 25% of net sales of the products in the territory, which includes the cost of goods sold. Merck will be responsible for conducting Phase IV clinical studies and commercialization activities while Kos is responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products. On November 5, 2002, Kos received $9.2 million as an upfront payment from Merck. This upfront payment will be recognized as revenue in future periods upon Kos achieving certain regulatory milestones.

The Company's research and development expenses increased to $44.0 million for the year ended December 31, 2002, from $31.0 million for the year ended December 31, 2001. The increased expense related primarily to increases of $3.6 million in personnel and personnel-related costs, $3.3 million in medical education costs in support of the *Niaspan* and *Advicor* products, and of $2.5 million in formulation development costs for products under development. Research and development expenses were also affected by the absence, during the 2002 period, of a $3.9 million contribution made by DuPont during the 2001 period pursuant to the DuPont Agreement, which agreement was terminated on December 17, 2001. Under the terms of the DuPont Agreement, DuPont shared equally with the Company in costs associated with the clinical development, medical education, and promotional efforts of the Company's *Advicor* product. This growth in research and development expenses was partially offset by a decrease of $1.5 million in clinical study costs as a result of the substantial completion, during the 2002 period, of an *Advicor* clinical trial.

Selling, general and administrative expenses increased to $130.1 million for the year ended December 31, 2002, from $83.6 million for the year ended December 31, 2001. Within this category, selling expenses increased to $108.5 million for the 2002 period from $69.6 million for the comparable 2001 period. The growth in selling expenses was primarily related to increases of $21.2 million in sales force operating costs, of $13.5 million in marketing costs, of $4.1 million in royalty expenses, of $1.5 million in fees associated with a contract sales organization's assistance in the promotion of the Company's *Niaspan* and *Advicor* products, of $0.8 million in medical education grants, and by the absence, during the 2002 period, of a $4.2 million contribution made by DuPont during the 2001 period pursuant to the DuPont Agreement. Because of the termination of the Abbott Agreement, selling expenses for the year ended December 31, 2002, also exclude the effect of co-promotion expenses associated with such co-promotion arrangement, which totaled $7.0 million for the year ended December 31, 2001. General and administrative expenses increased to $21.6 million for the 2002 period, from $14.0 million for the 2001 period. This increase in general and administrative expenses related primarily to an increase of $2.7 million in personnel and personnel-related costs, of $2.2 million in patent costs, and $2.7 million in other costs associated with the expanded activities of the Company.

The Company is subject to the terms of the December 19, 2002, $30 million credit facility (the "Additional Standby Facility"), and the December 21, 1999, $50 million credit facility (the "Standby Facility"), with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder. The Company is also subject to the terms of the September 1, 1999, $50 million credit facility (the "Supplemental Credit Facility") with Mr. Jaharis and with a transferee of Mr. Jaharis' wife. Borrowings under these credit facilities totaled $84 million as of December 31, 2002, and bear interest at the prime rate (4.25% as of December 31, 2002). Interest expense under these credit facilities totaled $4.0 million and $6.1 million for the years ended December 31, 2002 and 2001, respectively.

The Company incurred a net loss of $20.8 million for the year ended December 31, 2002, compared with net income of $2.4 million for the year ended December 31, 2001.

Years Ended December 31, 2001 and 2000

The Company's reported revenue, including the effect of *Niaspan* revenue not recognized during the period, increased to $91.4 million for the year ended December 31, 2001, from $60.2 million for 2000. This $31.2 million increase in revenue reflects a $29.1 million increase in recorded sales of the Company's *Niaspan* product. The increase in *Niaspan* revenue is best explained as follows:

	Year Ended December 31,	
(in millions)	2001	2000
Product shipments	$87.4	$56.6
Prior period product shipments recorded as revenue during period	3.8	2.3
Current period product shipments not recognized as revenue	(7.0)	(3.8)
Reported product sales	$84.2	$55.1

Revenue for the year ended December 31, 2001, also included $7.2 million, or an increase of $2.2 million, in co-promotion revenue associated with the Abbott Agreement.

Cost of sales was $7.6 million and $5.9 million for the years ended December 31, 2001 and 2000, respectively. The higher cost of sales in 2001 was attributable to higher *Niaspan* volume during the period, partially offset by efficiencies attained in the production of *Niaspan*.

On December 17, 2001, the FDA issued to the Company an approval letter granting marketing clearance for the Company's *Advicor* product. Accordingly, results of operations for the year ended December 31, 2001, reflect the Company's significant preparations in anticipation of the commercial launch of this new product.

The Company's research and development expenses increased to $31.0 million for the year ended December 31, 2001, from $26.5 million for the year ended December 31, 2000. The increased expense related primarily to increases of $3.4 million in medical education costs in support of the *Niaspan* product and the anticipated launch of the *Advicor* product, of $2.0 million in personnel and personnel-related costs, and of $2.8 million in clinical study costs mostly associated with an *Advicor* safety study. These increases in research and development expenses were partially offset by a $3.9 million contribution received from DuPont under the terms of the DuPont Agreement.

Selling, general and administrative expenses increased to $83.6 million for the year ended December 31, 2001, from $56.8 million for the year ended December 31, 2000. Within this category selling expenses increased $23.6 million to $69.6 million for the year ended December 31, 2001, primarily as a result of an increase of $13.0 million in sales force operating expenses, of $11.4 million in marketing programs in support of *Niaspan* and *Advicor*, of $2.5 million in marketing costs associated with *Mavik* and *Tarka* promotional efforts, and of $0.3 million in royalty expenses associated with the increase in net sales of the *Niaspan* product. These increases in sales and marketing expenses were partially offset by a $4.2 million contribution received from DuPont under the terms of the DuPont Agreement. General and administrative expenses increased to $14.0 million for the year ended December 31, 2001, from $10.8 million for the preceding period, primarily as a result of an increase of $2.1 million in personnel and personnel-related costs.

Results of operations for the year ended December 31, 2001, also include the effect of termination of the DuPont Agreement on December 17, 2001. Such termination, which concluded with the DuPont Payment, resulted in the Company recording approximately $39 million as other income for the year ended December 31, 2001.

Interest expense under the Company's credit facilities totaled $6.1 million and $6.6 million for the years ended December 31, 2001 and 2000, respectively.

The Company recorded net income of $2.4 million for the year ended December 31, 2001, compared with a net loss of $35.3 million for the year ended December 31, 2000.

Liquidity and Capital Resources

At December 31, 2002, the Company had cash and cash equivalents totaling $19.6 million (of which $17.1 million was pledged as collateral for the Company's letter of credit facility with a local bank) and a working capital deficiency of $54.6 million. The Company's primary uses of cash to date have been to fund selling, general and administrative expenses, and research and development expenses, including clinical trials. As of December 31, 2002, the Company's investment in equipment and leasehold improvements, net of depreciation and amortization, was $12.5 million. During the year ended December 31, 2002, the Company spent $6.7 million in capital expenditures and deposits on fixed assets to be acquired. The Company expects to increase the level of capital expenditures during 2003 mostly to provide increased production capacity for the *Advicor* product. Accordingly, 2003 capital expenditures are expected to be significantly higher than those incurred during the year ended December 31, 2002.

On December 19, 2002, the Company and Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, entered into an agreement whereby Mr. Jaharis agreed to replace the previous $30-million credit facility extended to the Company by Mr. Jaharis on July 1, 1998, with a new facility expiring on June 30, 2008 (the "Additional Standby Facility"). In connection with this new credit arrangement, the Company granted to Mr. Jaharis non-detachable warrants to purchase 1,000,000 shares of the Company's Common Stock at an exercise price based on the market price of the Company's Common Stock on the date that the first draw under this facility occurs. The Company had no borrowings outstanding under the Additional Standby Facility as of December 31, 2002. Borrowings, when outstanding, will bear interest at the prime rate (4.25% as of December 31, 2002), and are subject to the terms and conditions of borrowings made under the Supplemental Credit Facility.

On September 1, 1999, the Company formally agreed to the terms of an additional $50-million funding arrangement initially entered into with Michael Jaharis on October 7, 1998 (the "Supplemental Credit Facility"). On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two, $25 million, promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, have been transferred to Mrs. Jaharis, and were subsequently transferred by Mrs. Jaharis to a limited partnership that she controls. All other terms and conditions of the Supplemental Credit Facility remain unchanged. Borrowings under the Supplemental Credit Facility totaled $50 million as of December 31, 2002, bear interest at the prime rate, are convertible (at $4.91 per share) into shares of the Company's Common Stock, and will be due December 31, 2003. Although no amounts borrowed under the Supplemental Credit Facility have been converted as of December 31, 2002, the conversion of amounts borrowed under the Supplemental Credit Facility into shares of the Company's Common Stock would have resulted in the issuance of 10,183,299 additional shares of the Company's Common Stock, thus causing material dilution to existing shareholders of the Company. The Company believes that on or prior to the maturity date, it will have sufficient cash, available credit, and access to capital from third parties to be able to repay the Supplemental Credit Facility on a timely basis in the event that it is not converted into shares of the Company's Common Stock. However, the Company believes that, if the market price of the Company's Common Stock continues to significantly exceed the conversion price established under the Supplemental Credit Facility, which is $4.91 per share, through the maturity date, Mr. Jaharis and the other lenders will elect to convert the borrowings outstanding under this facility into shares of Kos Common Stock prior to the maturity date, thereby relieving the Company of the obligation to repay such facility. If such debt conversion were not to take place for any reason, the Company would be required to utilize its cash flow from operations and its then remaining borrowing capacity under its two other facilities with Mr. Jaharis, if such borrowing capacity is available at all, to repay borrowings due under the Supplemental Credit Facility. In addition, the Company could also be required to seek to raise additional capital to repay the Supplemental Credit Facility to the extent that its cash and available credit are insufficient to repay the Supplemental Credit Facility in full prior to its maturity date. The Company's decision to issue additional debt or equity, or to sell some or all of its assets, in order to generate additional capital would require the consent of Mr. Jaharis and the other lenders. It is possible that the Company could seek to extend the maturity date of the Supplemental Credit Facility or enter into a new financing arrangement with Mr. Jaharis and the other lenders that would replace the Supplemental Credit Facility; however, the Company has not sought any such extension or replacement facility and Mr. Jaharis and the other lenders would be under no obligation to the Company to provide any such extension or replacement. There can be no assurance that additional capital will be available to the Company on acceptable terms, or at all, or that the lenders under the Supplemental Credit Facility will convert the Company's borrowings under such facility into shares of the Company's Common Stock.

On December 21, 1999, Mr. Jaharis agreed to extend another $50-million loan to the Company (the "Standby Facility"). Borrowings made under the Standby Facility totaled $34 million as of December 31, 2002, are due June 30, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility, including the condition that the death of lender shall not have occurred. Borrowings made under the Standby Facility are not, however, convertible into shares of the Company's Common Stock. In lieu of a conversion feature, the Company has granted to Mr. Jaharis non-detachable warrants to purchase 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximated the market value of the Company's Common

Stock on the effective date of the Standby Facility. The warrants are exercisable at any time until June 30, 2006. The exercise of a significant number of the warrants issued under the Standby Facility will cause material dilution to existing shareholders of the Company.

The Company recorded $4.0 million and $6.1 million of interest expense for the years ended December 31, 2002 and 2001, respectively, related to its credit facilities with Mr. Jaharis and his transferees.

In January 2002, the Securities and Exchange Commission declared effective a shelf registration statement filed by the Company for the sale, from time to time, of up to $200 million of its Common Stock, Preferred Stock, stock options, warrants and other rights to purchase Common Stock or Preferred Stock. Proceeds from any offerings are expected to be used to fund expanded selling efforts for the Company's *Niaspan* and *Advicor* products, and for research and development and general corporate purposes. At December 31, 2002, the Company had not issued any securities under this registration statement.

Although the Company currently anticipates that, including the capital available to the Company under the Additional Standby Facility, the Supplemental Credit Facility, and the Standby Facility, it has or has access to an amount of working capital that will be sufficient to fund the Company's operations for the next twelve months, the Company's cash requirements during this period will be substantial and may exceed the amount of working capital available to the Company. The Company's ability to fund its operating requirements and maintain an adequate level of working capital will depend primarily on its ability to continue to generate substantial growth in sales of its *Niaspan* and *Advicor* products, its ability to continue to access its credit facilities, which may not be available to the Company in the event of the death of Mr. Jaharis, and on its ability to control operating expenses. The Company's failure to generate substantial growth in the sales of *Niaspan* and *Advicor*, control operating expenses, or meet the conditions necessary for the Company to obtain funding under the Additional Standby Facility, the Supplemental Credit Facility, and the Standby Facility, and other events—including the progress of the Company's research and development programs; the costs and timing of seeking regulatory approvals of the Company's products under development; the Company's ability to obtain regulatory approvals in the United States and abroad; the Company's ability to manufacture products at an economically feasible cost; costs in filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing, joint venture, or other arrangements; and changes in economic, regulatory, or competitive conditions or the Company's planned business—could cause the Company to require additional capital. In the event that the Company must raise additional capital to fund its working capital needs, it may seek to raise such capital through loans or the issuance of debt securities that would require the consent of the Company's current lender, or through the issuance of equity securities. To the extent the Company raises additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. Moreover, additional capital may not be available to the Company on acceptable terms, or at all.

Forward-Looking Information: Certain Cautionary Statements

Statements in this annual report not pertaining to historical facts may contain information that includes or is based upon *forward-looking statements* within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements present our expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They frequently are accompanied by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. In particular, these include statements relating to our ability to increase the size of our sales force and the amount of the sales of our products; our ability to successfully develop and commercialize new products under development and within expected timeframes; the continued strong financial performance of Kos and our products; our ability to increase our stock price; the strength of our patents; our ability to commercialize our products outside the United States and the success of our relationship with Merck KGaA; our goals for future sales levels, operating margins, earnings growth, and shareholder value; and our expectations regarding our future capital needs. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those projected in a forward-looking statement. These risks and uncertainties include risks inherent in clinical trials of pharmaceutical products, physician and patient acceptance of the *Niaspan* and *Advicor* products, the Company's ability to devote the resources required to adequately market the *Niaspan* and *Advicor* products, the Company's ability to meet the conditions necessary to obtain additional funding under the terms of the Company's credit arrangements, the risks and uncertainties related to the protection afforded by the Company's patents and patent applications and related to patent litigation, the risks and uncertainties associated with the development of new products and seeking new product approvals inside and outside the United States, the effect of conditions in the pharmaceutical industry and the economy in general, as well as certain other risks. A more detailed discussion of risks attendant to the forward-looking statements included in this annual report is set forth in the Company's Form 10-K for the period ended December 31, 2002.

Market for the Company's Common Stock and Related Shareholder Matters

The Company's Common Stock, par value $.01 per share, commenced trading on March 7, 1997, on the Nasdaq National Market® under the symbol "KOSP." As of March 10, 2003, there were 420 registered shareholders of record of the Company's Common Stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low prices for trades of the Company's Common Stock on the Nasdaq National Market System.

Year Ended December 31, 2002	High	Low
First Quarter	$35.27	$19.30
Second Quarter	29.16	15.50
Third Quarter	20.70	10.03
Fourth Quarter	24.16	10.38

Year Ended December 31, 2001	High	Low
First Quarter	$21.13	$14.31
Second Quarter	38.00	16.75
Third Quarter	40.69	23.45
Fourth Quarter	36.90	23.45

The Company has not declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not intend to pay dividends on its Common Stock in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk is limited primarily to fluctuating interest rates associated with variable rate indebtedness that is subject to interest rate changes in the United States. The Company does not use, nor has it historically used, derivative financial instruments to manage or reduce market risk. At December 31, 2002, the Company had $84 million of variable rate indebtedness bearing interest at the prime rate (4.25% at December 31, 2002).

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On March 6, 2002, the Audit Committee of the Board of Directors decided to no longer engage Arthur Andersen LLP as the Company's independent certified public accountants. The Company previously disclosed this change in its Certifying Accountant in filings on Form 8-K and in the Company's definitive proxy statement, which filings occurred on March 12 and March 19, 2002, respectively. On April 25, 2002, the appointment of Ernst & Young LLP as the Company's independent certified public accountants for the fiscal year ending December 31, 2002, was ratified by the shareholders of the Company.

Kos Pharmaceuticals, Inc.

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 19,572,046	$ 45,318,551
Trade accounts receivable, net	24,087,997	12,441,002
Inventories	5,927,014	7,732,169
Prepaid expenses and other current assets	5,894,293	7,966,458
Total current assets	55,481,350	73,458,180
Fixed Assets, net	12,527,801	6,878,752
Other Assets	1,431,636	2,603,871
Total assets	$ 69,440,787	$ 82,940,803
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 7,187,521	$ 4,697,354
Accrued expenses	34,548,708	24,856,426
Advance payments from customers	9,128,668	6,691,192
Advance payment received on license agreement	9,203,125	—
Current portion of notes payable to Shareholder	50,000,000	10,000,000
Current portion of capital lease obligations	56,989	53,253
Total current liabilities	110,125,011	46,298,225
Notes Payable to Shareholder, net of current portion	34,000,000	95,000,000
Capital Lease Obligations, net of current portion	24,910	81,899
Commitments and Contingencies (Notes 1, 11 and 13)		
Shareholders' Deficit:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, 20,807,859 and 20,492,371 shares issued and outstanding as of December 31, 2002 and 2001, respectively	208,079	204,924
Additional paid-in capital	219,138,285	214,895,089
Restricted stock grant	(694,521)	(994,521)
Accumulated deficit	(293,360,977)	(272,544,813)
Total shareholders' deficit	(74,709,134)	(58,439,321)
Total liabilities and shareholders' deficit	$ 69,440,787	$ 82,940,803

The accompanying notes are an integral part of these financial statements.

Kos Pharmaceuticals, Inc.

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2002	2001	2000
Revenues, net	$172,692,718	$ 91,447,043	$ 60,173,940
Cost of sales	15,361,756	7,645,600	5,931,637
	157,330,962	83,801,443	54,242,303
Operating expenses:			
Research and development	43,980,867	30,974,279	26,458,963
Selling, general and administrative	130,144,643	83,587,439	56,831,657
Total operating expenses	174,125,510	114,561,718	83,290,620
Loss from operations	(16,794,548)	(30,760,275)	(29,048,317)
Other:			
Interest income, net	160,274	241,748	323,400
Interest expense-related parties	(4,039,550)	(6,080,572)	(6,560,288)
Other income (expense)	(142,340)	38,985,340	20,183
Total other income (expense)	(4,021,616)	33,146,516	(6,216,705)
Net income (loss)	$ (20,816,164)	$ 2,386,241	$(35,265,022)
Basic earnings (loss) per share of Common Stock	$ (1.01)	$ 0.12	$ (1.84)
Diluted earnings (loss) per share of Common Stock	$ (1.01)	$ 0.10	$ (1.84)
Weighted average shares of Common Stock and Common Stock equivalents outstanding:			
Basic	20,582,205	20,221,089	19,202,877
Diluted	20,582,205	22,798,632	19,202,877

The accompanying notes are an integral part of these financial statements.

Kos Pharmaceuticals, Inc.

Consolidated Statements of Shareholders' Deficit

	Common Stock	Additional Paid-in Capital	Restricted Stock Grant	Accumulated Deficit	Total
Balance at December 31, 1999	$180,260	$186,291,218	$ —	$(239,666,032)	$(53,194,554)
Common Stock issued to employees under Kos Savings Plan	390	535,884	—	—	536,274
Issuance of Common Stock to a third party	12,500	19,987,500	—	—	20,000,000
Issuance of Common Stock to employees under Stock Purchase Plan	1,591	717,447	—	—	719,038
Exercise of stock options	4,730	2,109,672	—	—	2,114,402
Net loss	—	—	—	(35,265,022)	(35,265,022)
Balance at December 31, 2000	199,471	209,641,721	—	(274,931,054)	(65,089,862)
Common Stock issued to employees under Kos Savings Plan	245	586,627	—	—	586,872
Issuance of Common Stock to employees under Stock Purchase Plan	795	1,149,941	—	—	1,150,736
Exercise of stock options	3,746	2,319,443	—	—	2,323,189
Restricted stock grant	667	1,197,357	(1,198,024)	—	—
Compensation expense on restricted Common Stock grant	—	—	203,503	—	203,503
Net income	—	—	—	2,386,241	2,386,241
Balance at December 31, 2001	204,924	214,895,089	(994,521)	(272,544,813)	(58,439,321)
Common Stock issued to employees under Kos Savings Plan	424	760,891	—	—	761,315
Issuance of Common Stock to employees under Stock Purchase Plan	770	1,624,184	—	—	1,624,954
Exercise of stock options	1,961	1,646,621	—	—	1,648,582
Compensation expense on restricted Common Stock grant	—	—	300,000	—	300,000
Compensation cost on Common Stock warrants awarded	—	211,500	—	—	211,500
Net loss	—	—	—	(20,816,164)	(20,816,164)
Balance at December 31, 2002	$208,079	$219,138,285	$ (694,521)	$(293,360,977)	$(74,709,134)

The accompanying notes are an integral part of these financial statements.

Kos Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net Income (Loss)	$(20,816,164)	$ 2,386,241	$(35,265,022)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—			
Provision for doubtful accounts	150,000	75,000	50,000
Depreciation and amortization	2,110,538	3,489,113	3,254,338
Provision for inventory obsolescence	480,000	1,050,000	420,000
Loss (Gain) from disposals of fixed assets	131,806	140,560	(20,183)
Common Stock issued to employees	761,315	586,872	536,274
Compensation expense on restricted stock grant	300,000	203,503	—
Compensation cost on Common Stock warrants award	211,500	—	—
Changes in operating assets and liabilities:			
Trade accounts receivable	(11,796,995)	(2,913,268)	(2,675,762)
Inventories	1,325,155	(6,956,116)	(1,160,204)
Prepaid expenses and other current assets	2,072,165	(4,693,732)	(662,314)
Other assets	10,592	178,150	(168,728)
Accounts payable	2,490,167	1,684,493	192,021
Accrued expenses	9,692,282	9,502,707	2,903,684
Advance payments from customers	2,437,476	2,368,732	2,342,460
Advance payment received on license agreement	9,203,125	—	—
Net cash provided by (used in) operating activities	(1,237,038)	7,102,255	(30,253,436)
Cash Flows from Investing Activities:			
Capital expenditures and deposits on fixed assets to be acquired	(6,729,750)	(4,302,309)	(638,252)
Net cash used in investing activities	(6,729,750)	(4,302,309)	(638,252)
Cash Flows from Financing Activities:			
Proceeds from issuance of Common Stock to employees under Stock Purchase Plan	1,624,954	1,150,736	719,038
Net proceeds from issuance of Common Stock to a third party	—	—	20,000,000
Net proceeds from exercise of stock options	1,648,582	2,323,189	2,114,402
Borrowings under Notes Payable to Shareholder	18,000,000	33,000,000	30,000,000
Payments of Notes Payable to Shareholder	(39,000,000)	—	(20,000,000)
Payments under capital lease obligations	(53,253)	(80,757)	(152,641)
Net cash provided by (used in) financing activities	(17,779,717)	36,393,168	32,680,799
Net increase (decrease) in cash and cash equivalents	(25,746,505)	39,193,114	1,789,111
Cash and Cash Equivalents, beginning of period	45,318,551	6,125,437	4,336,326
Cash and Cash Equivalents, end of period	$ 19,572,046	$45,318,551	$ 6,125,437
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 3,833,472	$ 6,050,458	$ 6,524,688
Income taxes paid	130,702	—	—
Supplemental Disclosure of Non-cash Information:			
Acquisition of equipment under capital lease obligations	$ —	$ 166,764	$ —

The accompanying notes are an integral part of these financial statements.

1. General

Kos Pharmaceuticals, Inc. ("Kos" or the "Company") develops prescription pharmaceutical products principally for the cardiovascular and respiratory markets.

On July 28, 1997, the Company received clearance from the U.S. Food and Drug Administration ("FDA") to market *Niaspan* for the treatment of mixed lipid disorders, a condition in which a patient is observed to have several abnormalities in the levels of the fatlike substances, called lipids, that contribute to heart disease. *Niaspan* is the only once-a-day and the first extended-release formulation of any type of product with niacin as the active ingredient ever approved by the FDA for the treatment of mixed lipid disorders. *Niaspan* is indicated for the following: (i) reduce elevated total cholesterol, low-density lipoprotein cholesterol, commonly referred to as LDL or "bad cholesterol," and apolipoprotein B, another lipid particle, and increase low high-density lipoprotein cholesterol, commonly referred to as HDL or "good cholesterol;" (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins. Additionally, *Niaspan*'s prescribing information references its ability to significantly reduce lipoprotein (a), which is referred to as the "very bad cholesterol" and is an independent risk factor for coronary heart disease.

The Company is currently developing several other products in solid-dose and inhaled dosage forms. On January 28, 2002, the Company launched *Advicor*, a new solid-dose drug containing *Niaspan* and lovastatin, which is a currently marketed cholesterol-lowering drug, that will be used to treat mixed lipid disorders. The Company believes that a once-a-night tablet with the combined complementary properties of its *Niaspan* product and lovastatin represents an effective method for treating patients with mixed lipid disorders. The Company received approval from the FDA to market *Advicor* on December 17, 2001, and began shipments to customers in January 2002.

The Company might incur additional losses in the first half of 2003 due primarily to its sales and marketing efforts associated with *Niaspan* and *Advicor*, and to its research and development activities in connection with its products under development. No assurance can be given that the Company's products can be successfully marketed, that products under development can be successfully formulated or manufactured at acceptable cost and with appropriate quality, or that required regulatory approvals will be obtained. The Company is subject to a number of other risks including, but not limited to, uncertainties related to market acceptance, future capital needs and uncertainty of additional funding, including its ability to meet all of the conditions necessary to obtain funding under its credit facilities with Michael Jaharis; uncertainties related to the protection afforded by the Company's patents and patent applications; uncertainties related to foreign regulatory approvals; uncertainties related to patents and trademarks, including interference and risk of infringement; uncertainties related to competition and technological changes, government regulation, dependence on product development collaborators, limited manufacturing experience and risk of scale-up, dependence on single sources of supply; and no assurances of adequate third party reimbursement. The likelihood of the success of the Company also must be considered in light of the uncertainty caused by problems, expenses, complications, and delays frequently encountered in connection with the development of new business ventures.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the results of the Company and its subsidiaries, Aeropharm Technology, Inc. and Kos Life Sciences, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management in the preparation of the accompanying financial statements include the allowance for doubtful accounts; reserves for inventory obsolescence, product returns, chargebacks, rebates and discounts; estimation of customer inventory levels; and valuation allowance on deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2002, $17,100,000 of cash and cash equivalents were pledged as collateral on outstanding letters of credit.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Components of inventory cost include raw materials, labor, and manufacturing overhead. The Company considers factors such as the amount of inventory on hand, estimated time required to sell such inventories, remaining shelf life, and current market conditions to determine whether inventories are stated at the lower of cost or market.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

The Company evaluates the recoverability of long-lived assets held for sale by comparing the asset's carrying amount with its fair value less cost to sell. No assets were held for sale as of December 31, 2002 or 2001.

Fair Value of Financial Instruments

As of December 31, 2002 and 2001, the carrying amount of cash and cash equivalents, trade accounts receivable, and accounts payable approximates fair value due to the short term nature of these accounts. The fair value of notes payable to shareholder is determined using interest rates in effect as of the balance sheet date and, because interest expense is payable utilizing variable rates that re-price frequently, the carrying value approximates fair value.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents with a major financial institution. The Company performs periodic evaluations of the relative credit standing of this institution to limit its credit risk exposure.

The Company conducts a significant amount of its sales with a limited number of large pharmaceutical wholesalers and warehousing chains. Accordingly, 62% of the trade accounts receivable before allowances at December 31, 2002, were represented by five of these customers. The Company performs periodic evaluations of the financial condition of all customers to limit its credit risk exposure, but does not obtain collateral. The Company has no significant off-balance-sheet concentrations of credit risk.

Revenue Recognition

Sales and the related cost of sales are recognized at the time product is shipped. The Company's largest customers are distributors who warehouse product and, in turn, sell that product to retailers and others. Net sales consist of gross sales to the Company's customers less provisions for expected returns to customers, discounts, and rebates and chargebacks to managed care organizations with whom the Company has contracts. These provisions totaled $44,369,000, $19,542,000, and $13,149,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Included in "Accrued expenses" in the accompanying consolidated balance sheets are $11,632,000 and $5,171,000, at December 31, 2002 and 2001, respectively, related to these provisions.

Advance Payments from Customers

Similar to most other pharmaceutical companies, Kos has at times been subject to significant "forward buy-in" from pharmaceutical wholesalers. "Forward buy-in" is a practice whereby pharmaceutical wholesalers, relying on their ability to predict manufacturer price increases, augment product purchases just prior to such anticipated increases, as a mechanism to bolster operating profits. Thus, depending on when a particular wholesaler's forecasting model predicts the possibility of a price increase, product demand by wholesalers during a given period may not correlate with prescription demand for such product in that period. As a result, the Company periodically evaluates the inventory position of its customers to determine whether increased risk of product return exists because abnormally high inventory levels of its products are present throughout the product distribution channel. If such inventory levels are identified, the Company's policy is to not recognize the revenue and related expenses associated with the excess inventory held by customers until such return risk is mitigated. During the second half of 2002 and 2001, certain of the Company's customers purchased abnormally high levels of the *Niaspan* and *Advicor* products. As a result, as of December 31, 2002 and 2001, the level of the *Niaspan* and *Advicor* products warehoused by these customers was well above normal levels. Accordingly, the Company did not recognize $13.2 million in gross revenues (or $11.1 million in net revenues) and related expenses associated with 2002 product shipments, and of $8.7 million in gross revenues (or $7.0 million in net revenues) and related expenses associated with 2001 product shipments and will not recognize such revenues and related expenses until the level of *Niaspan* and *Advicor* products warehoused by such customers returns to normal.

A key variable used by the Company to assess the level of product return risk entails a determination of an appropriate or "normal" measurement of the inventory level throughout the product distribution channel, in terms of months-on-hand, necessary to meet normal demand for its products without an excessive risk of product return. As of December 31, 2002, the Company, based on the latest available market data and on its internal analysis, believes the appropriate industry level to be 1.9 months-on-hand, which is consistent with the Company's determination of appropriate inventory levels for periods prior to the December 31, 2002 year. If, however, the Company had utilized during the year ended December 31, 2002, a lower number of months-on-hand, to estimate whether increased risk of product return existed because abnormally high inventory levels of such products were present throughout the product distribution channel, reported net revenue for the year ended December 31, 2002 would have been reduced and the amount of net revenue that would not have been recognized would have increased.

Included in "Advance payments from customers" in the accompanying consolidated balance sheets are $9,129,000 and $6,691,000, as of December 31, 2002 and 2001, respectively, representing payments received on *Niaspan* and *Advicor* product shipments for which revenue has not been recognized.

Advance Payment Received on License Agreement

On October 23, 2002, the Company signed an exclusive international commercialization agreement with Merck KGaA ("Merck") to market the *Niaspan* and *Advicor* products outside the United States, Canada and Japan. Under terms of the agreement, Merck will provide Kos up to $61 million in licensing, milestone and reimbursement payments, including $15 million of upfront payments, of which $12.5 million are reimbursable by Kos if it fails to achieve certain regulatory milestones. The milestone payments are dependent on the achievement of certain regulatory approvals and sales thresholds. Kos will also receive 25% of net sales of the products in the territory, which includes the cost of goods sold. Merck will be responsible for conducting Phase IV clinical studies and commercialization activities while Kos is responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products. On November 5, 2002, Kos received $9.2 million as an upfront payment from Merck. This upfront payment will be recognized as revenue in future periods upon Kos achieving certain regulatory milestones. Consequently, this upfront payment has been recorded as "Advance Payment Received on License Agreement" as of December 31, 2002, until those regulatory milestones are achieved.

Co-Promotion and Strategic Alliance Arrangement

During 1999, the Company entered into a co-promotion collaboration agreement with Knoll Pharmaceutical Company ("Knoll"), for the promotion and marketing of Knoll's *Mavik* and *Tarka* products (*Mavik*® and *Tarka*® are registered trademarks of Abbott Laboratories) within the United States (the "Knoll Agreement"). Under the terms of the Knoll Agreement, the Company was to receive an increasing percentage of revenue based on sales thresholds. The Company recorded $7.2 million, and $5.0 million of co-promotion revenue as a result of the Knoll Agreement for the years ended December 31, 2001 and 2000, respectively. On March 2, 2001, Abbott Laboratories ("Abbott") announced that it had finalized its acquisition of BASF's pharmaceutical business, which included the global operations of Knoll. The Company and Abbott agreed to terminate the Knoll Agreement effective January 1, 2002.

The Company entered into an agreement, effective May 3, 2000, with DuPont Pharmaceuticals Company ("DuPont") to form a strategic alliance for the purpose of co-promoting the Company's *Advicor* product in the United States and Canada (the "DuPont Agreement"). Under the terms of the DuPont Agreement, the Company and DuPont would have shared in the future development and commercialization of the *Advicor* product. Specifically, DuPont had agreed (i) to make equity investments in the Company up to $30 million through the date of FDA approval of the *Advicor* product; (ii) to pay the Company $17.5 million in milestone payments upon FDA approval of the *Advicor* product; (iii) to fund up to $32.5 million for future clinical development of the *Advicor* product; and (iv) to share equally in the costs associated with promoting the *Advicor* product and share equally in product profits after deducting a royalty to the Company. On May 31, 2000, DuPont made a $20-million equity investment in the Company in exchange for 1,250,000 shares of the Company's Common Stock. On June 7, 2001, DuPont's parent company, E.I. du Pont Nemours, announced that it had entered into an agreement to sell DuPont to Bristol-Myers Squibb Company ("BMS") and on October 1, 2001, BMS completed its acquisition of DuPont. On December 17, 2001, the Company entered into an agreement with BMS pursuant to which the DuPont Agreement was terminated and BMS paid Kos $45 million (the "BMS Payment"). The BMS Payment, offset by approximately $6 million of promotional expenses due to Kos by BMS at the time of termination, was recorded as "Other Income" in the accompanying consolidated statements of operations for the year ended December 31, 2001.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or lease terms as follows:

	Years
Furniture and equipment	5
Computer software and hardware	3–5
Laboratory and manufacturing equipment	10
Leasehold improvements	Shorter of 7–10 years or lives of leases

Effective January 1, 2002, the Company made certain prospective changes in the estimated useful lives of most of its fixed assets. This change was made to better reflect how the assets are expected to be used over time and to provide a better matching of revenues and expenses. The effect of this change on net loss for 2002 was not material.

Research and Development Expenses

All research and development expenses are reflected in the Company's consolidated statements of operations as incurred.

Advertising Expense

The Company records the cost of its advertising efforts when services are performed or goods are delivered. The Company recorded $7,279,000, $6,781,000, and $1,075,000 in advertising expense for the years ended December 31, 2002, 2001, and 2000, respectively.

Net Income (Loss) Per Share

Basic income (loss) per share is determined by dividing the Company's net income (loss) by the weighted average number of shares of Common Stock outstanding. Diluted income (loss) per share also includes dilutive Common Stock equivalents outstanding after applying the "treasury stock" method. A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

	December 31,		
	2002	2001	2000
Basic weighted average number of shares outstanding	20,582,205	20,221,089	19,202,877
Effect of dilutive securities—stock options	—	2,577,543	—
Diluted weighted average number of shares outstanding	20,582,205	22,798,632	19,202,877

The following Common Stock equivalents have been excluded from the calculation of weighted average shares outstanding as they are antidilutive:

	December 31,		
	2002	2001	2000
Stock options outstanding	6,544,822	—	4,360,587
Convertible debt ($50 million at $4.91 per share—See Note 8)	10,183,299	10,183,299	10,183,299
Non-detachable warrants (at $5.00 per share—See Note 8)	6,000,000	6,000,000	2,400,000
Total	22,728,121	16,183,299	16,943,886

Income Taxes

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires, among other things, recognition of future tax benefits measured at enacted rates attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards to the extent that realization of said benefits is more likely than not. The net operating loss carryforwards attributable to a predecessor of the Company, amounting to approximately $51 million, were not transferred to the Company. As of December 31, 2002, the Company had available approximately $234 million of net operating loss carryforwards that expire between 2006 and 2022.

The composition of the net deferred tax assets (liability) is as follows:

	December 31,	
	2002	2001
Tax net operating loss carryforwards	$ 88,368,824	$ 82,692,275
Reserves and accruals	6,240,490	3,442,524
Intangible assets	1,679,393	1,433,118
Property and equipment, principally due to depreciation	(148,495)	345,533
Other	3,527,680	2,676,480
	99,667,892	90,589,930
Valuation allowance	(99,667,892)	(90,589,930)
	$ —	$ —

Due to the uncertainty of the Company's ability to generate sufficient taxable income in the future to utilize such loss carryforwards, the net deferred tax asset has been fully reserved.

There was no provision for income taxes for the years ended December 31, 2002, 2001, and 2000. Reconciliation between the statutory federal income tax expense and the income tax expense at the Company's effective rate for the years ended December 31, 2002 and 2001 is set forth below:

	December 31,		
	2002	2001	2000
Computed expected income tax expense based on statutory federal income tax rate	$(7,285,657)	$ 835,184	$(12,342,758)
State income taxes, net of federal benefit	(749,384)	85,905	(1,269,541)
Non-deductible expenses	1,133,120	434,417	417,972
Change in valuation allowance	6,901,921	(1,355,506)	13,277,391
Other	—	—	(83,064)
Provision for income taxes	$ —	$ —	$ —

Reporting of Comprehensive Income or Loss

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," establishes standards of reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income or loss refers to revenues, expenses, gains and losses that are not included in net income or loss but rather are recorded directly in stockholders' equity, such as certain unrealized gain or loss items. The Company's reported loss equals comprehensive loss for all periods presented.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." As established by SFAS 141, all business combinations are to be accounted for under the purchase method. SFAS 141 was effective June 30, 2001. The adoption of SFAS 141 did not have an impact on the Company's financial position, results of operations or cash flows.

In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. The impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Impairment loss for goodwill arising from the initial application of SFAS 142 is to be reported as resulting from a change in accounting principle. The adoption of SFAS 142 did not have a significant impact on the Company's financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company believes that the adoption of SFAS 145 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring," ("Issue 94-3"). The principal difference between Statement 146 and Issue 94-3 relates to Statement 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS 146 will not have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company believes that adoption of the recognition and measurement provisions of FIN No. 45 will not have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148's amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted for entities with fiscal years ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year were not issued prior to the issuance of Statement 148 (December 31, 2002). The adoption of SFAS 148 did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not believe the adoption of FIN No. 46 will have a material impact on its financial position or results of operations.

3. Trade Accounts Receivable, net

Trade accounts receivable consist of the following:

	December 31,	
	2002	2001
Trade accounts receivable	$24,393,954	$12,635,194
Less allowance for doubtful accounts	(305,957)	(194,192)
Trade accounts receivable, net	$24,087,997	$12,441,002

4. Inventories

Inventories consist of the following:

	December 31,	
	2002	2001
Raw materials	$1,433,004	$ 936,356
Work in process	1,619,223	2,499,440
Finished goods	2,874,787	4,296,373
Total inventories	$5,927,014	$7,732,169

5. Fixed Assets, net

Fixed assets consist of the following:

	December 31,	
	2002	2001
Furniture and equipment	$ 1,449,187	$ 1,531,102
Computer software and hardware	4,128,678	3,019,103
Laboratory and manufacturing equipment	10,963,445	8,616,639
Leasehold improvements	9,353,818	5,358,062
Fixed assets, gross	25,895,128	18,524,906
Less accumulated depreciation and amortization	(13,367,327)	(11,646,154)
Fixed assets, net	$ 12,527,801	$ 6,878,752

The Company recorded depreciation and amortization expense of $2,110,538, $3,409,113, and $3,174,338 for the years ended December 31, 2002, 2001, and 2000, respectively.

6. Goodwill

In late 1999, the Company acquired, for total consideration of $1.1 million, substantially all of the assets and intellectual property of IEP Group, Inc. (the "IEP Acquisition"). In connection with this transaction, the Company recorded goodwill of $803,000 representing the excess of the cost of the assets acquired over their estimated fair value. The pre-acquisition results of IEP were not material to the Company's results of operations. During the fourth quarter of 2001, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," the Company recorded a goodwill impairment loss of $643,000, based on its determination of fair-value of such goodwill. Prior to recording such impairment loss, the Company had recognized amortization expense of $80,000, for each of the years ended December 31, 2001 and 2000.

7. Accrued Expenses

The components of accrued expenses are as follows:

	December 31,	
	2002	2001
Managed care rebates and chargebacks	$ 8,681,834	$ 4,018,897
Employee commissions and bonuses	6,650,500	4,086,003
Royalties	2,817,476	1,858,563
Sales return and allowances	2,387,986	1,151,911
Employee vacations	2,033,998	1,401,836
Clinical studies	709,100	2,199,250
Expenses due under co-promotion agreement	—	3,600,000
All other	11,267,814	6,539,966
Total accrued expenses	$34,548,708	$24,856,426

8. Notes Payable to Shareholder

On December 19, 2002, the Company and Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, entered into an agreement whereby Mr. Jaharis agreed to replace the previous $30-million credit facility extended to the Company by Mr. Jaharis on July 1, 1998, with a new facility expiring on June 30, 2008 (the "Additional Standby Facility"). In connection with this new credit arrangement, the Company granted to Mr. Jaharis non-detachable warrants to purchase 1,000,000 shares of the Company's Common Stock at an exercise price based on the market price of the Company's Common Stock on the date that the first draw under this facility occurs. The Company had no borrowings outstanding under the Additional Standby Facility as of December 31, 2002. Borrowings, when outstanding, will bear interest at the prime rate (4.25% as of December 31, 2002), and are subject to the terms and conditions of borrowings made under the Supplemental Credit Facility.

On September 1, 1999, the Company formally agreed to the terms of an additional $50-million funding arrangement initially entered into with Michael Jaharis on October 7, 1998 (the "Supplemental Credit Facility"). On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two, $25 million, promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, have been transferred to Mrs. Jaharis, and subsequently to her transferee. All other terms and conditions of the Supplemental Credit Facility remain unchanged. Borrowings under the Supplemental Credit Facility totaled $50 million as of December 31, 2002, bear interest at the prime rate, are convertible (at $4.91 per share) into shares of the Company's Common Stock, and will be due December 31, 2003. The Company believes that on or prior to the maturity date, it will have sufficient cash, available credit, and access to capital from third parties to be able to repay the Supplemental Credit Facility on a timely basis in the event that it is not converted into shares of the Company's Common Stock. However, the Company believes that, if the market price of the Company's Common Stock continues to significantly exceed the conversion price established under the Supplemental Credit Facility, which is $4.91 per share, through the maturity date, Mr. Jaharis and the other lenders will elect to convert the borrowings outstanding under this facility into shares of Kos Common Stock prior to the maturity date, thereby relieving the Company of the obligation to repay such facility. If such debt conversion were not to take place for any reason, the Company would be required to utilize its cash flow from operations and its then remaining borrowing capacity under its two other facilities with Mr. Jaharis, if such borrowing capacity is available at all, to repay borrowings due under the Supplemental Credit Facility. In addition, the Company could also be required to seek to raise additional capital to repay the Supplemental Credit Facility to the extent that its cash and available credit are insufficient to repay the Supplemental Credit Facility in full prior to its maturity date. The Company's decision to issue additional debt or equity, or to sell some or all of its assets, in order to generate additional capital would require the consent of Mr. Jaharis and the other lenders. It is possible that the Company could seek to extend the maturity date of the Supplemental Credit Facility or enter into a new financing arrangement with Mr. Jaharis and the other lenders that would replace the Supplemental Credit Facility; however, the Company has not sought any such extension or replacement facility and Mr. Jaharis and the other lenders would be under no obligation to the Company to provide any such extension or replacement. There can be no assurance that additional capital will be available to the Company on acceptable terms, or at all, or that the lenders under the Supplemental Credit Facility will convert the Company's borrowings under such facility into shares of the Company's Common Stock.

On December 21, 1999, Mr. Jaharis agreed to extend another $50-million loan to the Company (the "Standby Facility"). Borrowings made under the Standby Facility totaled $34 million as of December 31, 2002, are due June 20, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility, including the condition that the death of lender shall not have occurred. Borrowings made under the Standby Facility are not, however, convertible into shares of the Company's Common Stock. In lieu of a conversion feature, the Company granted to Mr. Jaharis non-detachable warrants to purchase up to 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximates the market value of the Company's Common Stock on the effective date of this Standby Facility. The warrants are exercisable at any time until June 30, 2006.

The Company recorded $4,039,000, $6,081,000, and $6,560,000 of interest expense for the years ended December 31, 2002, 2001 and 2000, respectively, related to its credit facilities with Mr. Jaharis.

9. Major Customers

Sales to customers that were at least 10% of the Company's gross sales are as follows:

	December 31,		
	2002	2001	2000
Customer A	$ 71,260,693	$30,014,553	$13,113,597
Customer B	48,396,828	17,635,530	6,693,483
Customer C	40,868,120	24,230,472	17,611,515
Total	$160,525,641	$71,880,555	$37,418,595

10. Selected Quarterly Financial Information (Unaudited)

The following table summarizes selected quarterly financial data of the Company for the year ended December 31, 2002 and 2001 *(in thousands, except per share data):*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2002					
Revenues, net	$ 33,886	$ 38,254	$45,536	$55,017	$172,693
Cost of sales	3,629	3,520	4,445	3,768	15,362
Operating expenses	45,537	44,093	40,359	44,136	174,125
Income (loss) from operations	(15,280)	(9,359)	732	7,113	(16,794)
Net income (loss)	(16,215)	(10,343)	(347)	6,089	(20,816)
Basic income (loss) per share	$ (0.79)	$ (0.50)	$ (0.02)	$ 0.29	$ (1.01)
Diluted income (loss) per share	(0.79)	(0.50)	(0.02)	0.18	(1.01)
Market prices per common share:					
High	$ 35.27	$ 29.16	$ 20.70	$ 24.16	$ 35.27
Low	$ 19.30	$ 15.50	$ 10.03	$ 10.38	$ 10.03
2001					
Revenues, net	$ 14,383	$ 21,891	$25,877	$29,296	$ 91,447
Cost of sales	1,411	1,991	1,955	2,288	7,646
Operating expenses	21,472	27,953	31,622	33,514*	114,561
Loss from operations	(8,500)	(8,053)	(7,700)	(6,507)	(30,760)
Net income (loss)	(10,012)	(9,596)	(9,197)	31,191*	2,386
Basic income (loss) per share	$ (0.50)	$ (0.48)	$ (0.45)	$ 1.53	$ 0.12
Diluted income (loss) per share	(0.50)	(0.48)	(0.45)	0.82	0.10
Market prices per common share:					
High	$ 21.13	$ 38.00	$ 40.69	$ 36.90	$ 40.69
Low	$ 14.31	$ 16.75	$ 23.45	$ 23.45	$ 14.31

*Includes the effect of BMS Payment, as more fully discussed in Note 2.

11. Commitments and Contingencies

Letter of Credit Facility

The Company is subject to the terms of a $18-million letter of credit facility with a bank (the "Letter of Credit Facility"). Under the terms of the Letter of Credit Facility, letters of credit outstanding must not exceed 90% of the Company's cash balance kept at such bank. As of December 31, 2002 and 2001, letters of credit outstanding totaled $15,540,000 and $1,460,000, respectively.

Purchase Commitments

During the normal course of its business, the Company enters into short term purchase commitments for the acquisition of goods and services needed to run its operations. As of December 31, 2002, the Company had open purchase commitments totaling $7,614,000.

Employment and Royalty Agreements

As of December 31, 2002, the Company had employment and/or royalty agreements with four of its current or former officers, including a deferred compensation agreement with one of its current officers providing for annual payments of not less than $400,000 per year for life upon the officer's retirement. The liability under this deferred compensation agreement is being accrued over the officer's remaining periods of employment so that, on the expected date of the officer's retirement, the then-present value of the annual payments will have been accrued. Included in "Accrued expenses" as of December 31, 2002 in the accompanying consolidated balance sheets are $520,833 related to this deferred compensation agreement. Salary and benefits expense recorded under the employment agreements totaled $1,626,000, $1,326,000, and $749,000, during the years ended December 31, 2002, 2001 and 2000, respectively.

The royalty agreements entitle two of these officers to royalties on sales of the Company's products, the aggregate amounts of which may not exceed $5,500,000. Royalty expense from these agreements during the years ended December 31, 2002, 2001 and 2000 was $1,727,000, $842,000 and $551,000, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

Future minimum payments under the employment agreements are as follows:

Year Ending December 31,	Amount
2003	$ 935,000
2004	750,000
2005	750,000
2006	537,500
2007	325,000
Total	$3,297,500

The Company, in connection with the IEP Acquisition, is also subject to a royalty consideration on net sales of future products developed by IEP utilizing technology acquired through such acquisition. In accordance with the terms of the IEP Acquisition, the Company is required to make minimum annual royalty payments of $50,000 from 2002 through 2009.

Lease Commitments

The Company has various operating leases that expire through 2009 for the rental of office space, laboratory facilities, and vehicles. Future minimum commitments under these agreements are as follows:

Year Ending December 31,	Amount
2003	$ 4,390,000
2004	4,409,000
2005	2,797,000
2006	2,067,000
2007	1,637,000
Thereafter	1,029,000
Total	$16,329,000

As of December 31, 2002 and 2001, standby letters of credit of $3,040,000 and $1,460,000, respectively, were outstanding under the Letter of Credit Facility in favor of the lessors as collateral for these leases provided to the Company.

Rent and other expenses incurred under the operating leases were $5,690,000, $4,234,000, and $3,655,000, during the years ended December 31, 2002, 2001 and 2000, respectively.

Licensing Agreements

The Company has certain license agreements (the "License Agreements") with third parties (the "Licensees") for the development of future products. Under the License Agreements, the Company is required to make payments to the Licensees in order to secure exclusive rights to develop, manufacture, sell, and/or sublicense future products developed through the License Agreements. In connection with the License Agreements, the Company recorded licensing expense of approximately $250,000, $275,000 and $250,000, for the years ended December 31, 2002, 2001 and 2000, respectively, and is reflected in "Research and development" in the accompanying consolidated statements of operations.

In order to maintain its rights under the License Agreements, the Company is required to pay certain future milestone payments and licensing fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment. The Company anticipates, based on the development efforts that have been conducted to date, that it will be required to make future minimum payments as follows:

Year Ending December 31,	Amount
2003	$305,000
2004	275,000
2005	75,000
2006	75,000
2007	75,000
Total	$805,000

On February 7, 1997, the Company entered into an agreement with an unaffiliated generic drug manufacturer pursuant to which the parties agreed to resolve the effects, as between themselves, of a potential interference proceeding by the United States Patent and Trademark Office by granting cross licenses under their respective patent applications and patents, regardless of whether such licenses would be required. In connection with this licensing agreement, the Company initially recognized $3,000,000 as a licensing expense for the year ended December 31, 1997. As further consideration for entering into the agreement, the Company agreed to pay the generic manufacturer certain royalties on the net sales of the *Niaspan* and *Advicor* products, subject to a cap on such royalty payments in the United States and a separate cap on such payments for sales outside the United States. The Company recorded $2,500,000 of royalty expense from this agreement for each of the years ended December 31, 2002, 2001 and 2000, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations. The Company has purchased the patents that were the subject of such original agreement and agreed to continue paying a royalty to the generic manufacturer on terms similar to those contained in the original agreement.

Sponsored Research

The Company has on-going research agreements with various universities and a research center. The Company is primarily responsible for funding the projects, and the university or research center is responsible for providing personnel, equipment, and facilities to conduct the research activities. Future minimum payments under the sponsored research agreements are as follows:

Year Ending December 31,	Amount
2003	$684,000
2004	50,000
Total	$734,000

The Company also funds, from time to time and at its sole discretion, other research programs conducted at other universities and research centers. Expenses recorded under the Company's sponsored research programs totaled approximately $854,000, $536,000 and $381,000, during the years ended December 31, 2002, 2001 and 2000, respectively, and are reflected in "Research and development" in the accompanying consolidated statements of operations.

Development Agreements

The Company has development agreements with various third parties (the "Development Agreements"). As dictated by the Development Agreements, the Company is responsible for funding all required development activities. In order to maintain its rights under the Development Agreements, the Company is required to pay certain future milestone payments and development fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment.

Expenses recorded under these and other development agreements totaled approximately $800,000, $68,000 and $193,000, during the years ended December 31, 2002, 2001 and 2000, respectively, and are reflected in "Research and development" in the accompanying consolidated statements of operations.

Contract Sales Organization

On December 17, 2001, the Company entered into an agreement with a contract sales organization (the "CSO"), whereby the CSO will provide the Company with an approximately 150-person field sales organization for a two-year term beginning on January 1, 2002 (the "Contract Sales Force Agreement"). The Contract Sales Force Agreement complements the Company's existing sales force. Under the terms of the Contract Sales Force Agreement, the Company will pay the CSO a royalty based on net sales of the Company's *Niaspan* and *Advicor* products during a five-year period beginning January 1, 2002. The royalty amounts payable to the CSO are subject to a cumulative minimum of $45 million over the term of the Contract Sales Force Agreement, not to exceed $75 million over such contract term. The Company recorded $3,204,000 of royalty expense associated with the Contract Sales Force Agreement for the year ended December 31, 2002, which is included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

Further, in 2002, the Company also granted the CSO warrants to purchase 150,000 shares of the Company's Common Stock at $32.79 per share, which approximates the market value of the Company's Common Stock on the effective date of the Contract Sales Force Agreement. The warrants will vest equally over the two-year period during which the CSO will provide services to the Company. In accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the compensation cost associated with this warrant grant will initially be measured at date of issuance using the Black-Scholes pricing model. The compensation cost will be re-measured subsequently, each reporting period, using the then applicable valuation assumptions, for increases or decreases in the quoted market value of the shares of the Company's Common Stock, until the last measurement date occurs (December 31, 2003). The Company recorded $212,000 of compensation cost associated with this warrant grant for the year ended December 31, 2002, and is included in "Selling, general and administrative" in the accompanying consolidated statements of operation.

Employee Benefit Plans

The Company's Internal Revenue Code Section 401(k) Plan, known as the Kos Savings Plan, became effective on January 1, 1994. Each full-time employee who has completed at least 90 days of service with the Company and has attained age 21 is eligible to make pre-tax elective deferral contributions each year not exceeding the lesser of a specified statutory amount or 15% of the employee's compensation for the year. Beginning in 1999, the Company began matching employee contributions to the Kos Savings Plan. The Company's matching contribution to the Kos Savings Plan is made in the form of previously unissued Common Stock. The Company matches employee contributions up to 50% of an employee's 401(k) contribution, and not to exceed 3% of such employee's compensation or $5,500 per employee for any given year. An employee is always 100% vested in the employee's elective deferral contributions to the Kos Savings Plan and is vested up to 100% in the Company matching contribution portion of such plan at 25% vesting per year of employment. The Company recorded $761,000, $587,000, and $536,000 in expenses related to its match of employee contributions to the Kos Savings Plan for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

On February 15, 1999, the Company implemented the Kos Pharmaceuticals, Inc. 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, an eligible employee may purchase Common Stock at a 15% discount by contributing to the Stock Purchase Plan, through payroll deductions, up to 10% of such employee's annual compensation. Each employee's total contributions are limited to $25,000 per year. Employee payroll deductions are accumulated for six-month periods at the end of which shares of the Company's Common Stock are purchased under the Stock Purchase Plan. All full-time employees of the Company with at least 90 days of continuous service at the beginning of each six-month offering period are eligible to participate in that offering period. The Company has reserved 1,000,000 shares of Common Stock for future purchase by employees under the Stock Purchase Plan.

12. Shareholders' Deficit

Preferred Stock

The Company is authorized to issue 10,000,000 shares of undesignated preferred stock. Such shares of preferred stock may be issued by the Company in the future, without shareholder approval, upon such terms as the Company's Board of Directors may determine.

Stock Option Plan

During 1996, the Board of Directors of the Company adopted the Kos Pharmaceuticals, Inc. 1996 Stock Option Plan (the "Plan"). As of December 31, 2002, a maximum of 12,000,000 shares of Common Stock may be issued pursuant to stock options granted or to be granted under the Plan. All directors, officers, employees, and certain related parties of the Company designated by the Board are eligible to receive options under the Plan. The maximum term of any option is ten years from the date of grant. All options expire within 30 days of termination of employment. The Plan is administered by a committee appointed by the Board of Directors of the Company.

Each outside director of the Company is granted an option to purchase 15,000 shares of Common Stock upon election to the Board, receives options to purchase 30,000 shares effective on each director's anniversary date and 10,000 shares effective on the date of the Company's Annual Shareholders' Meeting. The exercise price of such options is the fair market value of the underlying Common Stock on the date the option is granted. The Company considered the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") using the Black-Scholes method to approximate the related charge to expense for all options granted to outside directors through June 30, 2000. Subsequent to June 30, 2000, the Company adopted the provisions of FIN 44, which allows grantors to account for options to outside directors under Accounting Principles Board Opinion No. 25 "Accounting for

Stock Issued to Employees" ("APB No. 25"). Assumptions for the calculation of charges associated with SFAS 123 include:

Grant Date	Volatility Rate	Risk-Free Interest Rate	Expected Dividends	Expected Term (Years)
2000	72.5	6.28	—	5
2001	70.0	4.11	—	5
2002	66.0	4.20	—	5

As of December 31, 2002, the Company had outstanding options to purchase 6,544,822 shares of Common Stock to employees, consultants, management and directors, including options granted prior to the implementation of the Plan.

Detail of option activity is as follows:

	Number of Shares	Exercise Prices Range	Exercise Prices Weighted Average
Outstanding, December 31, 1999	3,077,840	$ 0.60–$27.25	5.76
Granted	1,959,975	8.47– 22.22	15.97
Exercised	(472,968)	0.75– 11.16	4.47
Canceled	(204,260)	5.06– 19.88	7.26
Outstanding, December 31, 2000	4,360,587	0.60– 27.25	10.23
Granted	1,000,200	15.75– 36.50	20.27
Exercised	(374,672)	4.88– 19.88	6.21
Canceled	(284,233)	4.88– 32.58	14.54
Outstanding, December 31, 2001	4,701,882	0.60– 36.50	12.47
Granted	2,182,775	10.48– 27.21	21.64
Exercised	(196,132)	5.06– 22.22	8.45
Canceled	(143,703)	5.06– 30.91	19.33
Outstanding, December 31, 2002	6,544,822		

Range of Exercise Prices	Options Outstanding: Number Outstanding December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable: Number Exercisable December 31, 2002	Weighted Average Exercise Price
$0.60	300,000	3.5 years	$ 0.60	300,000	$ 0.60
4.28 to 6.24	913,425	5.6 years	5.18	828,009	5.14
6.59 to 8.47	371,392	4.1 years	7.06	368,392	7.05
9.94 to 14.81	1,275,839	6.9 years	12.28	727,384	12.11
15.00 to 20.69	1,573,291	8.0 years	17.93	607,305	18.23
22.55 to 32.58	2,072,875	9.0 years	23.37	94,027	26.08
34.10 to 36.50	38,000	8.5 years	35.36	24,500	36.06
	6,544,822	7.3 years	$15.46	2,949,617	$10.25

At December 31, 2002, 3,780,646 shares remain reserved for issuance under the Plan, and options to purchase 2,949,617 shares of Common Stock were exercisable, including options granted outside the Plan.

As permitted by SFAS No. 123, the Company accounts for options issued to employees and to outside directors (after June 30, 2000) under APB No. 25. Consequently, no compensation cost has been recognized on options issued to employees because the exercise price of such options was not less than the market value of the Common Stock on the date of grant.

Had compensation cost for options issued to employees been determined consistent with SFAS No. 123, the Company would have recorded compensation cost of $14,837,272, $7,850,363 and $4,160,638 for the years ended December 31, 2002, 2001 and 2000, respectively, and its reported net loss and net loss per share would have been the "Pro Forma" amounts shown in the following table:

	For the Year Ended December 31, 2002	2001	2000
Net income (loss):			
As reported	$(20,816,164)	$ 2,386,241	$(35,265,022)
Pro forma	(35,653,436)	(5,464,122)	(39,425,660)
Net income (loss) per share:			
As reported:			
Basic	$ (1.01)	$ 0.12	$ (1.84)
Diluted	(1.01)	0.10	(1.84)
Pro forma:			
Basic	(1.73)	(0.27)	(2.05)
Diluted	(1.73)	(0.27)	(2.05)

Restricted Common Stock Grant

On April 26, 2001, the Company entered into an employment agreement with one of its officers (the "April Employment Agreement"). Under the terms of the April Employment Agreement, the Company made a restricted grant to the officer of 66,668 shares of Common Stock, valued at approximately $1,200,000, or $17.97 per share (the fair market of the Common Stock on the effective date of the agreement). The restricted stock grant vests 25% on each anniversary date of the April Employment Agreement. The Company recorded $300,000 and $203,000, of compensation expense related to the April Employment Agreement for the years ended December 31, 2002 and 2001, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

13. Legal Proceedings

Class Action Lawsuit

On August 5, 1998, a purported class action lawsuit was filed in the United States District Court for the Northern District of Illinois, Eastern Division, against the Company, the members of the Company's Board of Directors, certain officers of the Company, and the underwriters of the Company's October 1997 offering of shares of Common Stock. In its complaint, the plaintiff asserts, on behalf of itself and a putative class of purchasers of the Company's Common Stock during the period from July 29, 1997, through November 13, 1997, claims under: (i) sections 11, 12(a)(2) and 15 of the Securities Act of 1933; (ii) sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder; and (iii) for common law fraud, negligent misrepresentation and breach of fiduciary duty. The claims in the lawsuit relate principally to certain statements made by the Company, or certain of its representatives, concerning the efficacy, safety, sales volume, and commercial viability of the Company's *Niaspan* product. The complaint sought unspecified damages and costs, including attorneys' fees and costs and expenses. Upon motion by the Company, the case was transferred to the United States District Court for the Southern District of Florida. The Company and the individual Kos defendants filed a motion to dismiss the complaint on January 7, 1999. On May 4, 1999, the United States District Court for the Southern District of Florida dismissed the lawsuit with prejudice. The plaintiffs filed an appeal on June 7, 1999, with the United States Circuit Court of Appeals for the 11th Circuit. On July 16, 2002, the 11th Circuit Court of Appeals affirmed the District Court's dismissal of the plaintiff's claims with prejudice. The plaintiffs have petitioned the Court of Appeals for a rehearing of the appeal, which has not yet been ruled upon by the Court. The outcome of the litigation cannot yet be determined. Accordingly, no provision for any liability that may result from this matter has been recognized in the accompanying consolidated financial statements. There can be no assurance, however, that the outcome of this litigation will not have a material adverse effect on the Company's business, results of operations, and financial condition.

Patent Infringement Lawsuit

On January 23, 2002, the Company received notice from Barr Laboratories, Inc. ("Barr") that it had filed with the FDA an Abbreviated New Drug Application ("ANDA") that would, if approved, allow Barr to market a generic version of the Company's 1000 mg *Niaspan* product. Under the patent laws of the United States, the filing of an ANDA for a pharmaceutical composition or method of use that is currently protected by a patent, such as *Niaspan*, constitutes an act of infringement. As a result, on March 4, 2002, the Company filed a patent infringement lawsuit against Barr in the Southern District of New York ("SDNY"). On March 11, 2002, the Company filed an amended complaint (the "Amended Complaint"). In this lawsuit, the Company asserts that Barr has infringed Kos' 6,080,428 and 6,129,930 patents. Under the FDA statute, the filing of a patent infringement suit by the Company suspends the ANDA approval process for the earlier of 30 months or until the infringement suit is resolved. On March 25, 2002, Barr answered the Amended Complaint (the "Answer") by denying that the '428 and '930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its Answer to add counterclaims requesting a declaratory judgment that two other patents owned by Kos, U.S. patent number 5,126,145 and 5,268,181, are not infringed, and that the '181 patent is invalid.

On July 9, 2002, the Company received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of the Company's 500 mg and 750 mg *Niaspan* products. On August 13, 2002, the Company filed a second patent infringement lawsuit against Barr also in the SDNY. Again, the Company asserted that Barr has infringed the '428 and '930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the '428, '930, '145, and '181 patents are not infringed, and that the '428, '930, and '181 patents are invalid. The two cases were consolidated on September 23, 2002.

On September 30, 2002, the Company received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to Kos' 6,406,715 patent. The Company filed a third lawsuit on November 12, 2002, against Barr in the SDNY asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the '715 patent is valid and infringed, and enforceable, and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the '428, '930, '145, and '181 patents are not infringed, and that the '428, '930 and '181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, Kos replied to Barr's declaratory judgment counterclaims by denying that Kos' patents are invalid or not infringed. Kos also sought a declaratory judgment that one or more of Barr's products will infringe the '145 and '181 patents.

The outcome of this litigation cannot yet be determined. There can be no assurance, however, that the outcome of this litigation will not have a material adverse effect on the Company's business, results of operations, and financial condition.

Kos Pharmaceuticals, Inc.

Report of Independent Certified Public Accountants

To the Shareholders of Kos Pharmaceuticals, Inc.:

We have audited the consolidated balance sheet of Kos Pharmaceuticals, Inc. (a Florida corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Kos Pharmaceuticals, Inc. as of December 31, 2001, and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations and whose report dated February 7, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kos Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Miami, Florida
February 12, 2003, except with respect to the matter discussed in the fourth paragraph of Note 13, as to which the date is March 4, 2003

The following audit report of Arthur Andersen LLP is a copy of the original report dated February 7, 2002 included in our Annual Report for the year ended December 31, 2001, and has not been reissued by Arthur Andersen LLP. We are including this copy of the Arthur Andersen LLP audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Act of 1933.

Report of Independent Certified Public Accountants

To the Shareholders of Kos Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Kos Pharmaceuticals, Inc. (a Florida corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kos Pharmaceuticals, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Miami, Florida,
February 7, 2002

Corporate Information

Corporate Headquarters

1001 Brickell Bay Drive, 25th Floor
Miami, Florida 33131-4940
(305) 577-3464
(305) 577-4596 Fax
www.kospharm.com

Shareholder Information

Shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting the Company at (305) 523-3658 or by visiting the Company's website at www.kospharm.com

Transfer Agent

American Stock Transfer & Trust Company
Shareholder Relations Department
59 Maiden Lane
New York, New York 10038
(800) 937-5449
(718) 236-2641 Fax

Independent Accountants

Ernst & Young LLP
200 South Biscayne Boulevard
Suite 3900
Miami, Florida 33131

Corporate Counsel

Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441

Kos' shares Trade on The Nasdaq Stock Market® under the symbol KOSP

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, May 1, 2003, at 10:00 a.m. local time, at JW Marriott Hotel, 1111 Brickell Avenue, Miami, Florida.

Board of Directors

Michael Jaharis
Chairman Emeritus

Daniel M. Bell
Chairman of the Board

Robert E. Baldini
Vice Chairman of the Board

Adrian Adams
President and Chief Executive Officer

John Brademas, Ph.D.
President Emeritus of New York University

Steven Jaharis, M.D.
Family Practitioner, Winnetka Family Medicine

Louis C. Lasagna, M.D.
Dean Emeritus of Sackler School of Graduate Biomedical Sciences, Tufts University School of Medicine

Nicolaos E. Madias, M.D.
Interim Dean, Tufts University School of Medicine

Mark Novitch, M.D.
Director

Frederick B. Whittemore
Advisory Director, Morgan Stanley

Corporate Officers

Adrian Adams
President and Chief Executive Officer

Richard A. King
Senior Vice President, Commercial Operations

Christopher P. Kiritsy
Senior Vice President, Chief Financial Officer

Mark E. McGovern, M.D., FACC, FACP
Senior Vice President, Chief Medical Officer

Frederick A. Sexton
Senior Vice President, Technical Operations and Product Development

Marvin F. Blanford, Pharm.D.
Vice President, Compliance

Eugenio A. Cefali, Pharm.D., Ph.D.
Vice President, Clinical Development

Anthony J. Cutie, Ph.D.
Vice President, Aerosol Business Development

David L. Heatherman
Vice President, Managed Care

Christopher J. Rieder
Vice President, Information Technology

Juan F. Rodriguez
Vice President, Controller

Susan E. Taylor
Vice President, Human Resources

Michael L. Tilbury
Vice President, Sales

Pioneering Medicines
for a Better Life®

Kos Pharmaceuticals, Inc.
1001 Brickell Bay Drive, 25th Floor,
Miami, FL 33131
phone: 305-577-3464 fax: 305-577-4596
www.kospharm.com